UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

Commission File Number: 001-36815

Ascendis Pharma A/S

(Translation of registrant’s name into English)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916, 333-285322 and 333-293854) and Form F-3 (Registration Numbers 333-209336 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Information Contained in this Report on Form 6-K

Financial Statements

This report contains the Company’s Unaudited Condensed Consolidated Interim Financial Statements as of and for the three and nine months ended September 30, 2026, including Management’s Discussion and Analysis of Financial Condition and Results of Operations for the periods presented therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: November 12, 2026	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer

TABLE OF CONTENTS

1.	Unaudited Condensed Consolidated Interim Financial Statements – September 30, 2026	F-1
2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

ASCENDIS PHARMA A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or (Loss) and Other Comprehensive Income or (Loss) for the Three and Nine Months Ended September 30, 2026 and 2025	F-2
Unaudited Condensed Consolidated Interim Statements of Financial Position as of September 30, 2026 and December 31, 2025	F-3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the Nine Months Ended September 30, 2026 and 2025	F-4
Unaudited Condensed Consolidated Interim Statements of Cash Flows for the Nine Months Ended September 30, 2026 and 2025	F-5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-6

Unaudited Condensed Consolidated Interim Statements of Profit or (Loss)

and Other Comprehensive Income or (Loss) for the Three and Nine Months Ended September 30, 2026 and 2025

		Three Months Ended September 30,		Nine Months Ended September 30,
(EUR’000, except per share data)	Notes	2026	2025	2026	2025
Consolidated Statement of Profit or (Loss)
Revenue	5	369,657	213,634	955,543	472,632
Cost of sales		(28,311)	(22,354)	(73,484)	(71,317)
Gross profit		341,346	191,280	882,059	401,315
Research and development expenses		(69,925)	(66,879)	(204,857)	(225,470)
Selling, general, and administrative expenses		(146,845)	(113,404)	(465,416)	(322,012)
Total operating expenses		(216,770)	(180,283)	(670,273)	(547,482)
Other operating income	4	—	—	158,067	—
Operating profit/(loss)		124,576	10,997	369,853	(146,167)
Share of profit/(loss) of associates		(6,868)	(7,501)	(13,283)	14,980
Finance income		7,706	6,036	16,998	89,948
Finance expenses		(12,043)	(66,904)	(78,280)	(144,707)
Profit/(loss) before tax		113,371	(57,372)	295,288	(185,946)
Income taxes (expenses)	4	(39,398)	(3,617)	614,995	(8,526)
Net profit/(loss) for the period		73,973	(60,989)	910,283	(194,472)
Attributable to owners of the Company		73,973	(60,989)	910,283	(194,472)
Basic earnings/(loss) per share	6	1.13	(1.00)	14.24	(3.22)
Diluted earnings/(loss) per share	6	1.08	(1.00)	13.63	(3.22)

Consolidated Statement of Comprehensive Income or (Loss)
Net profit/(loss) for the period		73,973	(60,989)	910,283	(194,472)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or (loss):
Exchange differences on translating foreign operations		3,383	(1,574)	11,299	(3,048)
Other comprehensive income/(loss) for the period, net of tax		3,383	(1,574)	11,299	(3,048)
Total comprehensive income/(loss) for the period, net of tax		77,356	(62,563)	921,582	(197,520)
Attributable to owners of the Company		77,356	(62,563)	921,582	(197,520)

Unaudited Condensed Consolidated Interim Statements of Financial Position as of September 30, 2026 and December 31, 2025

(EUR’000)	Notes	September 30, 2026	December 31, 2025
Assets
Non-current assets
Intangible assets		3,657	3,710
Property, plant and equipment		134,935	146,479
Investments in associates		24,107	32,526
Other receivables	11	25,640	10,870
Deferred tax assets	4	651,891	—
		840,230	193,585
Current assets
Inventories		331,347	301,533
Trade receivables	11	225,839	141,333
Income tax receivables		11,893	1,781
Other receivables	11	16,684	14,582
Prepayments		36,827	33,715
Cash and cash equivalents	11	964,364	616,041
		1,586,954	1,108,985
Total assets		2,427,184	1,302,570

Equity and liabilities
Equity
Share capital	9	8,914	8,322
Distributable equity		1,491,537	(171,143)
Total equity		1,500,451	(162,821)

Non-current liabilities
Borrowings	11	377,653	385,254
Contract liabilities		—	1,123
Deferred tax liabilities	4	—	9,623
		377,653	396,000
Current liabilities
Convertible notes
Borrowings	4, 11	—	429,391
Derivative liabilities	4, 11	—	256,231
		—	685,622
Other current liabilities
Borrowings	11	70,152	57,141
Contract liabilities		3,893	4,944
Trade payables and accrued expenses	11	109,716	90,657
Other liabilities	11	87,518	58,204
Income tax payables		12,635	6,427
Provisions		265,166	166,396
		549,080	383,769
Total current liabilities		549,080	1,069,391
Total liabilities		926,733	1,465,391
Total equity and liabilities		2,427,184	1,302,570

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the Nine Months Ended September 30, 2026 and 2025

			Distributable Equity
(EUR’000)	Notes	Share Capital	Share Premium	Treasury Shares	Foreign Currency Translation Reserve	Accumulated Deficit	Total
Equity as of January 1, 2026		8,322	2,531,080	(80)	(1,755)	(2,700,388)	(162,821)
Net profit/(loss) for the period		—	—	—	—	910,283	910,283
Other comprehensive income/(loss), net of tax		—	—	—	11,299	—	11,299
Total comprehensive income/(loss)		—	—	—	11,299	910,283	921,582
Transactions with Owners
Share-based payment	8	—	—	—	—	91,110	91,110
Income tax on equity transactions	4	—	—	—	—	32,788	32,788
Acquisition of treasury shares	10	—	—	(107)	—	(161,214)	(161,321)
Transfer under stock incentive programs	10	—	—	79	—	(79)	—
Net settlement under stock incentive programs		—	—	—	—	(12,781)	(12,781)
Capital increase from exercise of warrants	9	105	72,396	—	—	—	72,501
Capital increase from redemption of convertible notes	4, 9	487	719,031	—	—	—	719,518
Cost of capital increase		—	(125)	—	—	—	(125)
Equity as of September 30, 2026		8,914	3,322,382	(108)	9,544	(1,840,281)	1,500,451

			Distributable Equity
(EUR’000)	Notes	Share Capital	Share Premium	Treasury Shares	Foreign Currency Translation Reserve	Accumulated Deficit	Total
Equity as of January 1, 2025		8,149	2,444,175	(113)	1,783	(2,559,700)	(105,706)
Net profit/(loss) for the period		—	—	—	—	(194,472)	(194,472)
Other comprehensive income/(loss), net of tax		—	—	—	(3,048)	—	(3,048)
Total comprehensive income/(loss)		—	—	—	(3,048)	(194,472)	(197,520)
Transactions with Owners
Share-based payment	8	—	—	—	—	86,216	86,216
Acquisition of treasury shares		—	—	(16)	—	(17,380)	(17,396)
Transfer under stock incentive programs		—	—	49	—	(49)	—
Net settlement under stock incentive programs		—	—	—	—	(11,396)	(11,396)
Capital increase from exercise of warrants		135	71,592	—	—	—	71,727
Equity as of September 30, 2025		8,284	2,515,767	(80)	(1,265)	(2,696,781)	(174,075)

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the Nine Months Ended September 30, 2026 and 2025

	Nine Months Ended September 30,
(EUR’000)	2026	2025
Operating activities
Net profit/(loss) for the period	910,283	(194,472)
Reversal of finance income	(16,998)	(89,948)
Reversal of finance expenses	78,280	144,707
Reversal of (gain)/loss on disposal of property, plant and equipment	21	—
Reversal of income taxes	(614,995)	8,526
Adjustments for non-cash items:
Non-cash consideration relating to revenue	(3,581)	(3,002)
Share of (profit)/loss of associates	13,283	(14,980)
Share-based payment	91,110	86,216
Depreciation and amortization	13,431	12,872
Impairment of property, plant and equipment	—	7,508
Changes in working capital:
Inventories	(29,819)	(6,421)
Receivables	(79,363)	25,138
Prepayments	(2,839)	(1,730)
Contract liabilities	(2,174)	(1,084)
Trade payables, accrued expenses and other liabilities	36,408	(33,088)
Provisions	93,441	48,288
Cash flows generated from/(used in) operations	486,488	(11,470)
Finance income received	16,997	10,929
Finance expenses paid	(24,418)	(12,652)
Income taxes received/(paid)	(16,313)	(6,308)
Cash flows from/(used in) operating activities	462,754	(19,501)
Investing activities
Payments received under finance leases	2,003	—
Acquisition of intangible assets and property, plant and equipment	(13,711)	(5,094)
Cash flows from/(used in) investing activities	(11,708)	(5,094)
Financing activities
Repayment of borrowings	(25,746)	(15,124)
Proceeds from exercise of warrants	73,069	71,727
Costs of capital increase	(125)	—
Acquisition of treasury shares	(155,843)	(17,396)
Payment of withholding taxes under stock incentive programs	(12,781)	(11,396)
Cash flows from/(used in) financing activities	(121,426)	27,811

Increase/(decrease) in cash and cash equivalents	329,620	3,216
Cash and cash equivalents at January 1	616,041	559,543
Effect of exchange rate changes on balances held in foreign currencies	18,703	(23,667)
Cash and cash equivalents at September 30	964,364	539,092

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a global biopharmaceutical company focused on applying its innovative TransCon technology platform to make a meaningful difference for patients. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900, Hellerup, Denmark. The Company’s registration number in Denmark is 29918791.

On February 2, 2015, the Company completed an initial public offering which resulted in the listing of American Depositary Shares (“ADSs”), representing the Company’s ordinary shares, under the symbol “ASND” in the United States on the Nasdaq Global Select Market. On April 20, 2026, the Company completed a mandatory exchange of all outstanding ADSs for ordinary shares resulting in the Company’s ordinary shares being listed on the Nasdaq Global Select Market. Refer to Note 4, “Significant Events in the Reporting Period” for further details.

The Company’s Board of Directors (the “Board”) approved these unaudited condensed consolidated interim financial statements on November 11, 2026.

Note 2—Summary of Material Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with IFRS® Accounting Standards have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2025 and accompanying notes, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (the “IASB”) and as adopted by the European Union (the “EU”).

The accounting policies applied are consistent with those of the previous financial year. A description of the accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the year ended December 31, 2025.

New and Amended IFRS Accounting Standards and Interpretations

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” (the “Amendments”). The Amendments provide additional guidance and clarity on specific matters following completion of the IFRS 9 post-implementation review for Classification and Measurement. The Amendments apply for the annual reporting periods beginning on or after January 1, 2026. The Amendments:

•
clarify the existing requirements for the recognition and derecognition of financial assets and financial liabilities, including an accounting policy choice to derecognize financial liabilities settled using an electronic payment system before the settlement date.
•
provide guidance on assessing whether the contractual cash flows of a financial asset are solely payments of principal and interest (“SPPI”), including instruments with environmental, social and corporate governance (“ESG”)-linked or other contingent features.
•
clarify the treatment of non-recourse assets and contractually linked instruments (“CLI”), including how to assess SPPI and apply the CLI requirements.
•
require additional disclosures for instruments with contingent contractual terms, and for equity instruments classified at fair value through other comprehensive income.

The Company has assessed the Amendments and concluded that these, and other new and amended standards and interpretations applied for the first time in 2026, did not have an impact on its operations or unaudited condensed consolidated interim financial statements for the period ended September 30, 2026.

New IFRS Accounting Standards Not Yet Effective

The IASB has issued a number of new or amended standards, which have not yet become effective or have not yet been adopted by the EU. Therefore, these new standards have not been incorporated in these unaudited condensed consolidated interim financial statements.

IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”), which replaces IAS 1, “Presentation of Financial Statements.” IFRS 18 introduces new categories and subtotals in the statement of profit or loss, comprising the following categories:

•
Operating activities;
•
Investing activities;
•
Financing activities;
•
Income taxes; and
•
Discontinued operations.

In addition, IFRS 18 includes new requirements for the location, aggregation and disaggregation of financial information, and disclosure of management-defined performance measures, as defined, if any. IFRS 18 does not include any measurement changes.

IFRS 18 will be effective for annual reporting periods beginning on or after January 1, 2027, and must be applied retrospectively, with early adoption permitted. While IFRS 18 will change the structure and subtotals in the statement of profit or loss, the full impact from implementing IFRS 18 is currently being analyzed.

The consolidated financial statements are not expected to be affected by other new or amended standards.

Note 3—Significant Accounting Judgments and Estimates

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Judgments, estimates and assumptions applied are based on historical experience and other factors that are relevant, and which are available at the reporting date. Uncertainty concerning estimates and assumptions could result in outcomes that require a material adjustment to assets and liabilities in future periods.

The unaudited condensed consolidated interim financial statements do not include all disclosures for significant accounting judgments, estimates and assumptions, that are required in the annual consolidated financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2025.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively. The three and nine months ended September 30, 2026 and 2025 include adjustments to prior-period estimates and assumptions for sales deductions.

While the application of critical accounting estimates is subject to material estimation uncertainties, management’s ongoing revisions of critical accounting estimates and underlying assumptions have, except for deferred tax assets, as described below, not revealed any other material impact to any of the periods presented in the unaudited condensed consolidated interim financial statements compared to December 31, 2025.

Deferred Tax Assets

Deferred tax assets are recognized only to the extent that management assesses it is probable that future taxable profits will be available against which these assets can be utilized. This assessment involves significant judgment and is reviewed on an ongoing basis, considering actual results as well as updated forecasts and long-range business plans.

Key sources of estimation uncertainty primarily relate to continued global commercial growth, mainly expected revenue growth from YORVIPATH, and development of operating expenses to support growth.

As of September 30, 2026, recognized deferred tax assets were €651.9 million, primarily reflecting €679.6 million from the reversal of prior-period write-downs against deferred tax assets, recognized in the first quarter of 2026. The basis for recognizing deferred tax assets will be reassessed annually, or more frequently considering internal and external factors that may affect the Company’s ability to generate taxable profits, and adjusted as necessary. Due to the nature of factors affecting taxable profit, it is not practicable to provide meaningful sensitivity analyses. Refer to Note 4, “Significant Events in the Reporting Period” for further details about the impact on the unaudited condensed consolidated interim financial statements.

Note 4—Significant Events in the Reporting Period

Global Settlement and License Agreement Related to YUVIWEL® (navepegritide)

On August 31, 2026, the Company announced that it had entered into a binding term sheet for a global settlement and license agreement with BioMarin Pharmaceutical Inc. (“BioMarin”) related to the sale of YUVIWEL® and navepegritide-related products. The binding term sheet provides the terms and conditions upon which the companies agreed to resolve all litigation and disputes between the companies. All litigation and disputes between the companies were subsequently settled in accordance with the binding term sheet.

Under the terms, BioMarin has agreed to grant the Company a non-exclusive, worldwide, royalty-bearing license, allowing the Company to continue researching, developing, manufacturing, and commercializing navepegritide-related products without restriction. Furthermore, BioMarin has agreed to waive certain regulatory rights and exclusivities, dismiss all proceedings, and provide a covenant not to sue relating to the covered intellectual property. In exchange, the Company has agreed to dismiss all proceedings against BioMarin and to make royalty payments to BioMarin based on net sales (as defined in the agreement) of navepegritide-related products equal to 20% in the United States and 18% in the European Union, South Korea and Brazil from the first commercial sale of YUVIWEL in the specific country through May 20, 2030.

For license arrangements where no fixed or upfront consideration is payable, the Company does not recognize an initial cost for the licensed intellectual property. Royalties that are contingent on future product sales are not recognized until the underlying sales occur, as the obligation to make such payments arises only when the related sales are generated. Royalties are recognized as cost of sales in the period in which the corresponding product sales are recognized, with a corresponding accrued liability recorded until payment is made.

Novo Nordisk Collaboration Agreement - Regain Rights to TransCon® Technology in Metabolic and Cardiovascular Diseases

In September, 2026, the Company announced that it will regain the exclusive rights to develop, manufacture, and commercialize TransCon technology-based products in metabolic and cardiovascular diseases, including obesity. This follows termination of the collaboration agreement between the Company and Novo Nordisk A/S (“Novo Nordisk”) announced in November 2024. Under the terms of the agreement, following termination all licenses granted to Novo Nordisk in metabolic and cardiovascular diseases, including for once-monthly TransCon Semaglutide, will revert to the Company, and neither party has any continuing financial obligations to the other. The effective termination is not expected to result in a material impact on the Company’s unaudited condensed consolidated interim financial statements.

Redemption of $575 Million of Outstanding 2.25% Convertible Notes

In May, 2026, the Company completed its previously announced optional redemption process in respect of all of the aggregate principal amount outstanding of its 2.25% convertible notes due 2028. Within the redemption period, all holders of the convertible notes surrendered their notes for conversion, whereupon the Company delivered 3,635,813 ordinary shares, together with cash in lieu of fractional shares.

The conversion resulted in the settlement of the current liabilities of convertible notes to equity, comprising borrowings and derivative liabilities totaling €719.4 million as of May 6, 2026. The conversion had no impact on profit or loss.

U.S. Regulatory Approval of YUVIWEL®

In February, 2026, the Company announced that the U.S. Food & Drug Administration (“FDA”) had granted approval under the FDA’s Accelerated Approval Program for YUVIWEL® (navepegritide; developed as TransCon® CNP), the first and only once-weekly treatment indicated to increase linear growth in children 2 years of age and older with achondroplasia with open epiphyses and the only one to provide continuous systemic exposure to C-type natriuretic peptide (“CNP”) over the weekly dosing interval.

Inventory

As a result of obtaining marketing approval for YUVIWEL, the Company reversed prior period write-downs related to pre-launch inventories through research and development expenses. For the nine months ended September 30, 2026, the reversal had a positive impact of €10.9 million on the Company’s unaudited condensed consolidated interim statement of profit or loss.

Rare Pediatric Disease Priority Review Voucher (“PRV”)

With the approval, the FDA issued a Rare Pediatric Disease PRV, which confers priority review to a subsequent drug application that would not otherwise qualify for priority review.

In May, 2026, the Company entered into an agreement to sell its Rare Pediatric Disease PRV to an undisclosed buyer for $187.5 million. The PRV was awarded by the FDA upon approval of YUVIWEL in February 2026. The transaction closed with payment in the second quarter of 2026. The income from sale of the PRV, net of transaction costs, was €158.1 million and is presented as other operating income in the statements of profit or loss and included within cash flows from operating activities in the statements of cash flows, since it arises from the Company’s R&D and regulatory activities.

Nasdaq Listing of Ordinary Shares

On April 20, 2026, the Company completed a mandatory exchange of all outstanding ADSs for ordinary shares, resulting in the Company’s ordinary shares being listed on the Nasdaq Global Select Market.

The direct listing and the exchange of ADSs for ordinary shares did not have any impact on the Company’s consolidated financial statements other than presentational changes reflecting the elimination of the ADS structure and corresponding updates to the related disclosures regarding share-based payment arrangements and convertible notes.

Share Repurchase Program

On January 9, 2026, the Company announced that the Board had authorized a $120 million share repurchase program (the “January Share Repurchase Program”). Under the January Share Repurchase Program, the Company repurchased 505,418 of its ordinary shares for a total consideration of $120.0 million.

On September 14, 2026, the Company announced that the Board had authorized a $400 million share repurchase program (the “September Share Repurchase Program”). Under the September Share Repurchase Program, the Company repurchased 288,886 of its ordinary shares for a total consideration of $65.8 million.

The repurchased shares are held by the Company as treasury shares and presented as a deduction within equity. The holding of treasury shares is disclosed in Note 10, “Treasury Shares.”

As of September 30, 2026, the Board is authorized by the shareholders to repurchase up to an additional 1,711,114 of the Company’s ordinary shares, in addition to the 288,886 ordinary shares already repurchased under the September Share Repurchase Program.

Deferred Tax Assets

The Company has recognized deferred tax assets relating to tax losses carried forward and other deductible temporary differences. Deferred tax assets are recognized only to the extent that management assesses it is probable that future taxable profits will be available against which these assets can be utilized. Refer to Note 3, “Significant Accounting Judgments and Estimates” for further details. The deferred tax assets related to future use of tax losses can be carried forward without timing limitations.

Income taxes are recognized in the unaudited condensed consolidated interim statements of profit or loss with the following amounts:

	Three Months Ended September 30,		Nine Months Ended September 30,
(EUR’000)	2026	2025	2026	2025
Tax on profit/(loss) for the period
Current tax (expense)/income for the period	(15,509)	(2,843)	(29,725)	(5,423)
Current tax, adjustments to prior periods	2,755	(20)	3,965	(11)
Deferred tax, movement for the period	(14,585)	(754)	(51,395)	(3,092)
Deferred tax, recognition of previously unrecognized deferred tax assets	—	—	679,587	—
Deferred tax, adjustments to prior periods	(12,059)	—	12,563	—
Total tax on profit/(loss) for the period	(39,398)	(3,617)	614,995	(8,526)

The development in deferred tax assets/(liabilities) was as follows:

(EUR’000)	2026
Development in deferred tax assets/(liabilities)
January 1	(9,623)
Deferred income tax (expense)/income, through profit or loss	640,755
Deferred income tax (expense)/income, through equity	20,098
Foreign exchange translation	661
September 30	651,891
Classified in the statement of financial position
Deferred tax assets	651,891
Deferred tax liabilities	—
Total deferred tax assets/(liabilities) at September 30	651,891

Specification of deferred tax assets/(liabilities) as of September 30, 2026 compared to December 31, 2025 was as follows:

(EUR’000)	September 30, 2026	December 31, 2025
Deferred tax assets/(liabilities)
Tax deductible losses	431,908	430,011
Other temporary differences, assets	219,983	291,759
Deferred tax assets, not recognized	—	(721,631)
Other temporary differences, liabilities	—	(9,762)
Total deferred tax assets/(liabilities)	651,891	(9,623)

Note 5—Revenue

Revenue has been recognized in the unaudited condensed consolidated interim statements of profit or loss with the following amounts:

	Three Months Ended September 30,		Nine Months Ended September 30,
(EUR’000)	2026	2025	2026	2025
Revenue
Commercial products	365,690	193,790	921,452	443,480
Other revenue
Milestones	—	12,922	17,046	12,922
Licenses, services and clinical supply	3,967	6,922	17,045	16,230
Total revenue	369,657	213,634	955,543	472,632
Specified per geographical area
United States (1)	317,066	161,113	791,614	343,089
Europe (2)	49,158	33,381	135,147	82,602
Rest of World (1)	3,433	19,140	28,782	46,941
Total revenue	369,657	213,634	955,543	472,632
(1)
Beginning with the year ended December 31, 2025, revenue related to the United States has been disclosed separately. Comparatives for the United States and Rest of World have been restated for comparative purposes.
(2)
For the three and nine months ended September 30, 2026, Denmark, the country of domicile, contributed €2.3 million and €10.4 million, respectively, of revenue. For the three and nine months ended September 30, 2025, Denmark contributed €4.1 million and €9.1 million, respectively, of revenue.

Commercial Products

Revenue from sales of commercial products was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(EUR’000)	2026	2025	2026	2025
Revenue from commercial products
YORVIPATH®	290,626	143,089	739,634	290,735
SKYTROFA®	59,424	50,701	158,595	152,745
YUVIWEL®	15,640	—	23,223	—
Total revenue from commercial products	365,690	193,790	921,452	443,480

In the U.S., the Company has established an integrated organization to commercialize the Company’s approved Endocrinology Rare Disease products, YORVIPATH®, SKYTROFA® and YUVIWEL®. In Europe, the Company has established its presence by building integrated organizations in select countries (“Europe Direct”), where the Company has launched YORVIPATH and SKYTROFA.

Beyond the U.S. and Europe Direct, the Company is expanding global reach for its Endocrinology Rare Disease products through exclusive sales and distribution agreements with geographic market leaders (“International Markets”) and under Strategic Collaborations. As of September 30, 2026, the Company has agreements covering over 75 countries.

YORVIPATH, SKYTROFA and YUVIWEL are approved by the FDA, and YORVIPATH and SKYTROFA are authorized by the European Commission (“EC”) and other regulatory agencies. The Company began selling YUVIWEL in the U.S. in the second quarter of 2026. The Company began selling YORVIPATH in Europe in the first quarter of 2024 and in the U.S. in the fourth quarter of 2024. The Company began selling SKYTROFA in the U.S. in the fourth quarter of 2021 and in Europe in the third quarter of 2023.

Other Revenue

Other revenue is attributable to the Company’s Strategic Collaborations, and relates to Novo Nordisk, Eyconis, Inc. (“Eyconis”), Teijin Limited (“Teijin”) and VISEN Pharmaceuticals (“VISEN”). Refer to Note 4, “Significant Events in the Reporting Period” for further details on the collaboration agreement with Novo Nordisk.

Note 6—Earnings Per Share

The following table reflects the earnings and share data used in the basic and diluted earnings per share calculations:

	Three Months Ended September 30,		Nine Months Ended September 30,
(EUR’000, except number of shares and per share data)	2026	2025	2026	2025
Earnings
Net profit/(loss) attributable to ordinary equity holders of the parent for the purposes of basic earnings per share	73,973	(60,989)	910,283	(194,472)

Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	65,743,691	60,756,015	63,932,374	60,412,419
Dilution effects from:
Warrants and RSUs	2,965,732	—	2,848,968	—
Weighted average number of ordinary shares, diluted earnings per share	68,709,423	60,756,015	66,781,342	60,412,419

Basic earnings per share	€1.13	€(1.00)	€14.24	€(3.22)
Diluted earnings per share (1)	€1.08	€(1.00)	€13.63	€(3.22)
(1)
For the three and nine months ended September 30, 2026 and 2025 outstanding warrants, restricted stock units and performance stock units were potentially dilutive. For the three and nine months ended September 30, 2026, only a portion were dilutive, while the remaining were excluded because they are out-of-the-money and/or anti-dilutive for the periods presented. For the three and nine months ended September 30, 2025, none had a dilutive impact. Refer to Note 8, “Share-based Payment” and Note 11, “Financial Assets and Liabilities,” for further information about the share-based incentive programs and convertible notes, respectively.

Note 7—Segment Information

The Company is managed and operated as one business unit. Accordingly, no additional information on business segments or geographical areas is disclosed apart from revenue by geographical areas as disclosed in Note 5, “Revenue.” Revenue is specified on geographical areas according to the location of the customer.

Note 8—Share-based Payment

As an incentive to the senior management, other employees, members of the Board and select consultants, Ascendis Pharma A/S has established warrant programs, a Restricted Stock Unit (“RSU”) program adopted in December 2021, and a Performance Stock Unit (“PSU”) program adopted in February 2023, which are all classified as equity-settled share-based payment transactions.

Share-based Compensation Costs

Share-based compensation costs are determined using the grant date fair value and are recognized over the vesting period as research and development expenses, selling, general and administrative expenses, or cost of sales. For the three and nine months ended September 30, 2026 and 2025, share-based compensation costs recognized in the unaudited condensed consolidated interim statement of profit or loss were €31.1 million and €91.1 million, respectively, and €30.6 million and €86.2 million, respectively.

Restricted Stock Unit Program

RSUs are granted by the Board to members of senior management, other employees and members of the Board (the “RSU-holders”), as stipulated in the program. In addition, RSUs may be granted to select consultants.

One RSU represents a right for the RSU-holder to receive one ordinary share of Ascendis Pharma A/S upon vesting, if the vesting conditions are met. RSUs granted vest over three years with 1/3 of the RSUs vesting on each anniversary date from the date of grant, and require RSU-holders to be employed, appointed as a member of the Board, or retained as a consultant (the “service conditions”).

Performance Stock Unit Program

PSUs are granted by the Board to certain members of senior management (the “PSU-holders”), as stipulated in the program. In addition, PSUs may be granted to other employees, select consultants and members of the Board.

One PSU represents a right for the PSU-holder to receive one ordinary share of Ascendis Pharma A/S upon vesting. PSUs vest in a manner similar to the service conditions of the RSUs. In addition to service conditions, vesting is also contingent upon achievement of long-term strategic goals as evaluated by the Board no later than two weeks prior to each vesting date. Exceeding performance targets will not result in vesting of more than 100% of the PSUs granted, nor will it result in additional grants.

RSU and PSU Activity

The following table specifies the number of outstanding RSUs and PSUs:

	Restricted Stock Units	Performance Stock Units	Total
Outstanding	(Number)
January 1, 2026	1,179,828	165,258	1,345,086
Granted during the period	541,771	102,778	644,549
Settled during the period	(63,779)	(839)	(64,618)
Transferred during the period	(500,052)	(85,820)	(585,872)
Forfeited during the period	(84,524)	(19,588)	(104,112)
September 30, 2026	1,073,244	161,789	1,235,033
Specified by vesting year
2027	558,050	82,182	640,232
2028	356,617	53,831	410,448
2029	158,577	25,776	184,353
September 30, 2026	1,073,244	161,789	1,235,033

Warrant Program

Warrants are granted by the Board in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S to all employees, members of the Board and select consultants. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of the Company’s ordinary shares at the time of grant as determined by the Board.

Warrant Activity

The following table specifies the number and weighted average exercise prices of, and movements in, warrants:

	Warrants	Weighted Average Exercise Price
	(Number)	(EUR)
Outstanding
January 1, 2026	5,222,591	103.24
Granted during the period	230,170	204.65
Exercised during the period	(787,517)	94.58
Forfeited during the period	(93,332)	137.43
Expired during the period	(645)	12.33
September 30, 2026	4,571,267	109.21
Vested at September 30, 2026	3,873,334	100.18

The exercise prices of outstanding warrants under the Company’s warrant programs range from €19.42 to €232.85 depending on the grant dates.

Note 9—Share Capital

As of September 30, 2026, the share capital of Ascendis Pharma A/S consists of 66,400,738 fully paid shares at a nominal value of DKK 1, all in the same share class, and which includes 805,528 ordinary shares held by Ascendis Pharma A/S. For the nine months ended September 30, 2026, the share capital was increased by 4,423,330 shares, of which 3,635,813 shares related to the redemption of convertible notes. Refer to Note 4, “Significant Events in the Reporting Period” for further details.

Note 10—Treasury Shares

The development in the holding of treasury shares was as follows:

	Nominal values	Holding	Holding in % of total outstanding shares
	(EUR’000)	(Number)
Treasury shares
January 1, 2026	80	597,096	1.0%
Acquired from third parties	107	794,304	—
Transferred under stock incentive programs	(79)	(585,872)	—
September 30, 2026	108	805,528	1.2%

Note 11—Financial Assets and Liabilities

Financial assets and liabilities comprise the following:

(EUR’000)	September 30, 2026	December 31, 2025
Financial assets by category
Trade receivables	225,839	141,333
Other receivables (excluding indirect tax receivables)
Lease receivables	25,415	10,268
Other receivables	11,075	9,322
Cash and cash equivalents	964,364	616,041
Financial assets measured at amortized cost	1,226,693	776,964
Total financial assets	1,226,693	776,964
Classified in the statement of financial position
Non-current assets	25,640	10,870
Current assets	1,201,053	766,094
Total financial assets	1,226,693	776,964

Financial liabilities by category
Borrowings
Convertible senior notes	—	429,391
Royalty funding liabilities	302,061	290,871
Lease liabilities	145,744	151,524
Trade payables and accrued expenses	109,716	90,657
Other liabilities (excluding indirect tax, and employee related payables)	35,141	1,046
Financial liabilities measured at amortized cost	592,662	963,489
Derivative liabilities	—	256,231
Financial liabilities measured at fair value through profit or loss	—	256,231
Total financial liabilities	592,662	1,219,720
Classified in the statement of financial position
Non-current liabilities	377,653	385,254
Current liabilities	215,009	834,466
Total financial liabilities	592,662	1,219,720

Borrowings

Convertible Senior Notes

In March 2022, the Company issued an aggregate principal amount of $575 million of fixed rate 2.25% convertible notes. The net proceeds from the offering of the convertible notes were $557.9 million (€503.3 million) after deducting the initial purchasers’ discounts and commissions and offering expenses. The convertible notes ranked equally in right of payment with all then-existing and future senior unsecured indebtedness and, prior to redemption, bore interest at a rate of 2.25% per annum, payable semi-annually in arrears on April 1 and October 1 of each year.

In May, 2026, the Company completed its previously announced optional redemption process in respect of all of the aggregate principal amount outstanding of its 2.25% convertible notes due 2028. Within the redemption period, all holders of the convertible notes surrendered their notes for conversion, whereupon the Company delivered 3,635,813 ordinary shares (following the exchange of all outstanding ADSs for ordinary shares on April 20, 2026), together with cash in lieu of fractional shares. Refer to Note 4, “Significant Events in the Reporting Period” for further details.

Royalty Funding Liabilities

The Company has entered into capped synthetic royalty funding agreements with Royalty Pharma (the “Purchaser”), which are presented as part of borrowings and represent the Company’s contractual obligations to pay a predetermined percentage of future commercial revenue until reaching a predetermined multiple of proceeds received, according to the detailed provisions of the synthetic royalty funding agreements.

As of September 30, 2026, the carrying amount of the royalty funding liabilities was €302.1 million, and the fair value was €296.1 million. Fair value cannot be measured based on quoted prices in active markets or other observable inputs, and accordingly the fair value was measured by using an estimated market rate for an equivalent instrument.

YORVIPATH Agreement

In September 2024, the Company entered into a $150.0 million capped synthetic royalty funding agreement (the “Royalty Pharma Yorvipath Agreement”) with the Purchaser. The net proceeds were $148.2 million (€134.2 million) after deducting offering expenses.

Under the terms of the Royalty Pharma Yorvipath Agreement, the Company received an upfront payment of $150.0 million (the “Yorvipath Purchase Price”) in exchange for a 3% royalty on net revenue from sales of YORVIPATH in the U.S. (the “Yorvipath Revenue Payments”). The Yorvipath Revenue Payments to the Purchaser will cease upon reaching a multiple of the Yorvipath Purchase Price of 2.0 times, or 1.65 times if the Purchaser receives Yorvipath Revenue Payments in that amount by December 31, 2029.

The Royalty Pharma Yorvipath Agreement includes a buy-out option, which provides the Company with the right to settle all outstanding liabilities at any time by paying a buy-out amount equal to 2.0 times the Yorvipath Purchase Price minus the Yorvipath Revenue Payments paid to the Purchaser as of the effective date of the buy-out notice. However, if the buy-out notice is provided on or prior to September 30, 2028, and the Company has paid the Purchaser Yorvipath Revenue Payments equal to the Yorvipath Purchase Price as of the date of the buy-out notice, then the buy-out amount is equal to 1.65 times the Yorvipath Purchase Price minus the Yorvipath Revenue Payments paid to the Purchaser as of the effective date of the buy-out notice.

SKYTROFA Agreement

In September 2023, the Company entered into a $150.0 million capped synthetic royalty funding agreement (the “Royalty Pharma Skytrofa Agreement”) with the Purchaser. The net proceeds were $146.3 million (€136.3 million) after deducting offering expenses.

Under the terms of the Royalty Pharma Skytrofa Agreement, the Company received an upfront payment of $150.0 million (the “Skytrofa Purchase Price”) in exchange for a 9.15% royalty on net revenue from sales of SKYTROFA in the U.S., beginning on January 1, 2025 (the “Skytrofa Revenue Payments”). The Skytrofa Revenue Payments to the Purchaser will cease upon reaching a multiple of the Skytrofa Purchase Price of 1.925 times, or 1.65 times if the Purchaser receives Skytrofa Revenue Payments in that amount by December 31, 2031.

The Royalty Pharma Skytrofa Agreement includes a buy-out option, which provides the Company with the right to settle all outstanding liabilities at any time by paying a buy-out amount equal to 1.925 times the Skytrofa Purchase Price minus the Skytrofa Revenue Payments paid to the Purchaser as of the effective date of the buy-out notice. However, if the buy-out notice is provided on or prior to December 31, 2028, and the Company has paid the Purchaser Skytrofa Revenue Payments equal to the Skytrofa Purchase Price as of the date of the buy-out notice, then the buy-out amount is equal to 1.65 times the Skytrofa Purchase Price minus the Skytrofa Revenue Payments paid to the Purchaser as of the effective date of the buy-out notice.

Derivative Liabilities

Prior to the full redemption of the convertible notes in May, 2026, derivative liabilities related to the foreign currency conversion option embedded in the convertible notes.

Because fair value could not be measured based on quoted prices in active markets or other observable inputs, derivative liabilities were measured using the Black-Scholes option pricing model prior to redemption. Fair value of the option was calculated applying the following assumptions: (1) conversion price; (2) the Company’s share price; (3) maturity of the option; (4) a risk-free interest rate equaling the effective interest rate on a U.S. government bond with the same lifetime as the maturity of the option; (5) an expected dividend yield of zero; and (6) an expected volatility using the Company’s share price (48.9% as of December 31, 2025).

For additional description of fair values, refer to the following section “Fair Value Measurement.”

Fair Value Measurement

Because of the short-term maturity for cash and cash equivalents, receivables and trade payables, their fair value approximate carrying amount. Fair value of lease liabilities is not disclosed. Fair value compared to carrying amount of convertible notes, royalty funding liabilities and derivative liabilities, and their level in the fair value hierarchy is summarized in the following table, where:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 inputs are unobservable inputs for the asset or liability.

	September 30, 2026		December 31, 2025
(EUR’000)	Carrying amount	Fair value	Carrying amount	Fair value	Fair value level
Convertible senior notes	—	—	429,391	426,429	2
Royalty funding liabilities	302,061	296,079	290,871	296,899	3
Financial liabilities measured at amortized cost	302,061	296,079	720,262	723,328
Derivative liabilities	—	—	256,231	256,231	3
Financial liabilities measured at fair value through profit or loss	—	—	256,231	256,231

The following table specifies movements in Level 3 fair value measurements:

(EUR’000)	2026	2025
Derivative liabilities
January 1	256,231	150,670
Remeasurement recognized in finance (income) or expense	25,938	83,091
Reclassified to equity upon conversion to ordinary shares	(282,169)	—
September 30	—	233,761

Maturity Analysis

The following table summarizes the maturity analysis (on an undiscounted basis) for non-derivative financial liabilities recognized in the unaudited condensed consolidated interim statements of financial position.

(EUR’000)	< 1 year	1-5 years	>5 years	Total contractual cash-flows	Carrying amount
Financial liabilities
September 30, 2026
Borrowings	74,316	389,387	194,047	657,750	447,805
Trade payables, accrued expenses and other liabilities	144,857	—	—	144,857	144,857
Total financial liabilities	219,173	389,387	194,047	802,607	592,662

Borrowings comprise royalty funding and lease liabilities. Expected maturity for royalty funding liabilities is based on anticipated amount and timing of future revenue from sale of commercial products. Further details regarding the payment structure of the royalty funding agreements are provided above.

Note 12—Subsequent Events

Subsequent to September 30, 2026, the Company repurchased 1,204,695 additional ordinary shares for approximately $273.4 million under its $400 million September Share Repurchase Program. Refer to Note 4, “Significant Events in the Reporting Period” for further information about repurchases prior to September 30, 2026.

No other events have occurred after the balance sheet date that would influence the evaluation of these unaudited condensed consolidated interim financial statements.

ASCENDIS PHARMA A/S

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2025 – “Item 5. Operating and Financial Review and Prospects.” The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•
the timing or likelihood of regulatory filings and approvals for our products and product candidates;
•
our expectations regarding the commercial availability of our approved products;
•
the commercialization of our products and product candidates, if approved for commercial use;
•
our commercialization, marketing and manufacturing capabilities for our products and product candidates and associated devices;
•
the scope, timing, progress, results and costs of developing our product candidates or any other future product candidates, and the timing, conduct, and results of preclinical studies and clinical trials;
•
Eyconis’s ability to develop, manufacture, and commercialize TransCon ophthalmology assets globally;
•
our expectations regarding the potential market opportunities and patient populations for our products and product candidates, if approved for commercial use;
•
our expectations regarding the potential advantages of our products and product candidates over existing therapies;
•
our existing collaborations and license agreements and our ability to enter into new collaborations and license agreements;
•
the potential benefits of using our products and product candidates in combination with each other and other therapies;
•
our expectations with regard to the ability to develop additional product candidates using our TransCon technologies and submit Investigational New Drug Applications (“INDs”) or similar for such product candidates;
•
our ability to benefit from established data of clinically validated parent drugs or pathways to which we apply our TransCon technologies;
•
our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates and submit INDs or similar for such product candidates;
•
our development plans with respect to our products and product candidates;
•
our pursuit of additional indications for our products;
•
the implementation of our business model and strategic plans for our business, our products and product candidates and technologies, including global commercialization strategies;
•
the scope of protection we are able to establish and maintain for intellectual property rights covering our products and product candidates;

•
our expectations regarding our ability to apply our technology platform and algorithm for product innovation to develop highly differentiated product candidates to address unmet medical needs;
•
our ability to apply our TransCon technology platform to develop new therapies that demonstrate best-in-class potential to address unmet medical needs;
•
our application of our TransCon technology platform to make a meaningful difference for patients;
•
our goals for Vision 2030;
•
estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;
•
our financial performance;
•
our ability to attract and hire qualified personnel;
•
developments and projections relating to our market conditions, competitors and industry;
•
our expectations with respect to ongoing and potential litigation; and
•
the impact on our business of international economic, political, legal, compliance, social and business factors, including inflation, tariffs, geopolitical conflicts and energy shortages.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section in our Annual Report on Form 20-F for the year ended December 31, 2025 — “Item 3.D.—Key Information— Risk Factors.” You are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.

You should read this report and the documents that we reference in this report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the Securities and Exchange Commission (“SEC”) after the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Additionally, certain information included herein or elsewhere (such as our website) is informed by various stakeholder expectations or third-party frameworks, and therefore should not necessarily be interpreted as rising to the level of materiality as defined under U.S. federal securities laws and regulations, even if we use the language “material” or “materiality.” Particularly in the ESG context, materiality is subject to varying definitions that are often different (and more expansive) than the concept for U.S. federal securities laws purposes.

Overview

We are a global biopharmaceutical company focused on applying our innovative TransCon technology platform to make a meaningful difference for patients. Guided by our core values of Patients, Science, and Passion, and following our algorithm for product innovation, we develop TransCon-based therapies that demonstrate best-in-class potential to address unmet medical needs. Our portfolio of Endocrinology Rare Disease approved products and product candidates addresses hypoparathyroidism and growth disorders. To create additional value, we establish partnerships to develop and bring to market TransCon-based products in large therapeutic areas.

Our Vision

As announced in January 2024, Vision 2030 is our vision to achieve blockbuster status for multiple products and expand our engine for future innovation, which include:

•
Be the Leading Endocrinology Rare Disease Company
o
Achieve >€5B for TransCon PTH, TransCon hGH, and TransCon CNP through worldwide commercialization
o
Be the leader in growth disorders and hypoparathyroidism, pursuing clinical conditions, innovative life cycle management, and complementary patient offerings

o
Expand pipeline with Endocrinology Rare Disease blockbuster product opportunities
•
Create Value in Additional Therapeutic Areas through Innovative Business Models
o
Obtain accelerated approval in oncology with registrational trials ongoing
o
Pursue TransCon product opportunities in >€5B indications
o
Maximize value creation of these product opportunities through collaboration with therapeutic area market leaders
•
Differentiate with Ascendis Fundamentals
o
Outperform industry drug development benchmarks with Ascendis’ product innovation algorithm
o
Remain independent as a profitable biopharma through lean and flexible ways of working
o
Let our values Patients, Science, Passion drive our decisions to success

Our products and product candidates leverage clinically validated parent drugs or pathways, with the goal of optimizing safety, efficacy, tolerability, and convenience.

We apply our TransCon technologies using our algorithm for product innovation with the goal of creating product candidates with the potential to be best-in-class. Using this approach, we plan to expand our pipeline with Endocrinology Rare Disease product opportunities in large addressable markets. In addition, our vision is to pursue TransCon product opportunities in >€5B indications in other therapeutic areas and maximize value creation of these product opportunities through collaboration with therapeutic area market leaders. We believe our approach to product innovation may reduce the risks associated with traditional drug development.

Ascendis Algorithm for Product Innovation

Ascendis Approach to Patient-Centric Drug Design

When we apply our TransCon technologies to clinically validated parent drugs or pathways, we may benefit from established clinical safety and efficacy data, which we believe increases the probability of success compared to traditional drug development. As illustrated above, our algorithm for product innovation focuses on identifying indications that have an unmet medical need, have a clinically validated parent drug or pathway, are suitable to our TransCon technologies, have potential for creating a clearly differentiated product, have an established regulatory development pathway, and have the potential to address a large market. When the indication is identified we make use of patient centric drug design to optimally apply our TransCon technologies to address the unmet medical need.

Program Summaries

We currently have a diversified portfolio of three marketed products and three product candidates in clinical development in the area of Endocrinology Rare Disease. Additionally, we are working to apply our TransCon technology platform in additional therapeutic areas.

•
YORVIPATH® (palopegteriparatide), was developed as TransCon PTH and was approved by the U.S. Food & Drug Administration (“FDA”), and authorized by the European Commission (“EC”) and other regulatory agencies globally for the treatment of adults with hypoparathyroidism. YORVIPATH is commercially available for prescription in our Europe Direct and International Markets, and is also available in other countries through named patient programs. In the United States, YORVIPATH has been commercially available for prescription since December 2024. In Japan, YORVIPATH has been commercially available for prescription since November 2025, through our partner Teijin Limited (“Teijin”).
•
SKYTROFA® (lonapegsomatropin-tcgd) was developed as TransCon hGH and approved by the FDA for the treatment of pediatric patients one year and older who weigh at least 11.5 kg and have growth failure due to inadequate secretion of endogenous growth hormone, also known as growth hormone deficiency (“GHD”), and for the replacement of endogenous growth hormone in adults with GHD. SKYTROFA has been commercially available for prescription in the United States since October 2021. In addition, the EC has authorized SKYTROFA (lonapegsomatropin) in the EU for the treatment of children and adolescents (3 – 18 years) with growth failure due to GHD. SKYTROFA has also been authorized by other regulatory authorities globally including in China through our strategic collaboration partner, VISEN Pharmaceuticals (“VISEN”) in January 2026.
•
YUVIWEL® (navepegritide) was developed as TransCon CNP and approved by the FDA as a once-weekly treatment indicated to increase linear growth in children 2 years of age and older with achondroplasia with open growth plates (epiphyses). In the United States, YUVIWEL has been commercially available for prescription since April 2026. We also plan to make YUVIWEL available in certain International Markets through named patient programs. On October 16, 2026, we announced that the Committee for Medicinal Products for Human Use (“CHMP”) of the European Medicines Agency (“EMA”) has adopted a positive opinion recommending marketing authorization for once-weekly TransCon CNP in the European Union for the treatment of achondroplasia in children two years of age and older whose epiphyses are not closed. The final EC decision on our Marketing Authorisation Application (“MAA”) is expected during Q4 of 2026.

•
Endocrinology Rare Disease Pipeline – Three product candidates in our Endocrinology Rare Disease portfolio are currently in development for additional indications and geographies. These product candidates are TransCon hGH (lonapegsomatropin) in other established daily growth hormone indications, including children with idiopathic short stature (ISS), SHOX deficiency, Turner syndrome, and small for gestational age (SGA), TransCon PTH (palopegteriparatide) for adolescents with hypoparathyroidism, and TransCon CNP (navepegritide) for infants, children, adolescents, and adults with achondroplasia. We are also investigating the combination of TransCon CNP and TransCon hGH in children with achondroplasia and other indications. In addition, we are investigating TransCon CNP, alone and in combination with TransCon hGH, for the treatment of children with hypochondroplasia, a related FGFR3-driven skeletal dysplasia. If successful, these indications would significantly expand the addressable patient population for our endocrinology rare disease products. Through our strategic collaboration, Teijin is developing and, if approved, plans to commercialize TransCon hGH and TransCon CNP for endocrinology rare diseases in Japan. In addition, VISEN is developing and, if approved, plans to commercialize TransCon PTH and TransCon CNP for endocrinology rare diseases in the People’s Republic of China, Hong Kong, Macau, and Taiwan (“Greater China”).

TransCon Product Candidates Pipeline

Other than the rights we have granted to Eyconis, Inc. (“Eyconis”), Teijin, and VISEN as noted in this report, and rights previously granted to Novo Nordisk A/S (“Novo Nordisk”) in metabolic and cardiovascular diseases that will revert to us upon effective termination of our collaboration agreement, we hold worldwide rights to our TransCon technologies. Other than our royalty financing arrangements with Royalty Pharma and our royalty obligations through May 20, 2030 to BioMarin under our global settlement and license agreement, each as noted in this report, we owe no third-party royalty or milestone payment obligations with respect to our TransCon technologies, TransCon hGH, TransCon PTH, TransCon CNP, or any of our other product candidates.

Endocrinology Rare Diseases		Indication	Status	Region
Lead indication	**TransCon CNP**	Achondroplasia (children aged 2–11)	Approved U.S., EU MAA Pending [1]	Multinational
	TransCon CNP	Achondroplasia (children)	Long-Term Extension Trial [2]	Multinational
Label Expansion	**TransCon hGH**	Turner syndrome (children aged 1–10)	Phase 2 [3]	U.S.
	TransCon hGH	Multi-Indication (children aged 2-17)	Phase 3 [4]	Multinational
	TransCon PTH	Hypoparathyroidism (adults)	Phase 3 [5]	U.S.
	TransCon PTH	Hypoparathyroidism (adolescents)	Phase 3 [6]	Multinational
	TransCon PTH	Hypoparathyroidism (adolescents)	Phase 3 [7]	U.S.
	TransCon CNP	Achondroplasia (infants)	Pivotal Phase 2 [8]	Multinational
	TransCon CNP	Achondroplasia (adolescents)	Pivotal Phase 2b [9]	Multinational
	TransCon CNP	Hypochondroplasia (children aged 2-17)	Phase 3 [10]	Multinational
	TransCon CNP + TransCon hGH	Achondroplasia (children aged 2–11)	Phase 2 [11]	Multinational
	TransCon CNP + TransCon hGH	Achondroplasia (children aged 2–17)	Phase 3 [12]	Multinational
Partner Programs	**TransCon hGH**	Pediatric GHD	J-NDA Submitted 3 [13]	Japan
	TransCon CNP	Achondroplasia	Completed Phase 2 [14]	China
	TransCon CNP	Achondroplasia	Phase 3 [15]	Japan
Ophthalmology		**Indication**	**Status**	**Region**
Partner Programs	**EYC-0305 (TransCon aVEGF)**	Neovascular age-related macular degeneration (Adults aged ≥50)	Phase 1b/2a [16]	U.S.

Note: The above chart lists our current, planned, or to be initiated interventional clinical trials related to the disclosed indication. Other ongoing clinical or observational studies not expected to directly support regulatory submissions are not disclosed.

1.
ApproaCH Trial (NCT05598320). Decision expected in the fourth quarter of 2026.
2.
AttaCH Trial (NCT05929807). Includes patients from ACcomplisH and ApproaCH.
3.
New InsiGHTS Trial (NCT05690386).
4.
HighLiGHts Trial (NCT07221851).

5.
PaTHway60 Trial (NCT07081997).
6.
PaTHway Adolescent Trial (NCT07706764).
7.
PaTHway Adolescent US Trial (NCT pending).
8.
reACHin Trial (NCT06079398).
9.
teACH Trial (NCT06732895).
10.
HCH UpliftMono (NCT07917143).
11.
COACH Trial (NCT06433557).
12.
cAtCH Trial (NCT07924059).
13.
Japanese riGHt Trial.
14.
ACcomplisH China Trial (NCT05246033).
15.
Japanese ApproaCH Trial.
16.
OVERTURE Trial (NCT07587515).

We maintain an intellectual property portfolio comprising over 465 granted patents and over 625 patent applications as of December 31, 2025, which includes patents and patent applications applicable to our products and product candidates with claims directed to composition of matter, process, formulation and/or methods-of-use for our products and product candidates, including a product-specific device and core TransCon technologies. While our TransCon prodrugs may incorporate already approved parent drugs or product candidates, TransCon hGH, TransCon PTH, TransCon CNP, and each of our other product candidates are new molecular entities and therefore eligible to be granted new intellectual property rights, including new composition of matter patents.

Global Commercialization Strategy

We are establishing a global presence to commercialize TransCon products, where approved, to address patients’ unmet medical needs.

In the U.S., we have established an integrated organization to commercialize our approved Endocrinology Rare Disease products, YORVIPATH, SKYTROFA and YUVIWEL. Our U.S. organization includes various departments, including sales, market access, patient support, and medical affairs teams. The sales team engages with healthcare providers to present products, usage, and safety guidelines in accordance with the label. Our market access team engages with health authorities, insurance companies, and payers to support patients in need of gaining access to our products. Our patient support team facilitates reimbursement support and out-of-pocket assistance and provides educational resources and product training. Our medical affairs team engages in scientific exchange with the physician and medical community. We have also established a network of specialty pharmacies to support product distribution.

In Europe, we have established our presence by building integrated organizations to commercialize our approved Endocrinology Rare Disease products in select countries, which we call “Europe Direct.”

Beyond the U.S. and Europe Direct, we are expanding global reach for our Endocrinology Rare Disease products through exclusive sales and distribution agreements with geographic market leaders, which we call “International Markets.” As of September 30, 2026, we have agreements covering over 75 countries.

Finally, we are making our Endocrinology Rare Disease products commercially available in China and Japan under exclusive license agreements with partners with local development and commercialization expertise and infrastructure, which we call strategic collaborations. In Japan, Teijin has exclusive license rights to develop and commercialize TransCon hGH, TransCon PTH, and TransCon CNP. In Greater China, VISEN has exclusive license rights to develop and commercialize TransCon hGH, TransCon PTH, and TransCon CNP.

Demand for our products has not been subject to material seasonal changes.

On April 2, 2025, an executive order was issued in the United States imposing “reciprocal tariffs” under the International Emergency Economic Powers Act (“IEEPA”), including a 10% baseline tariff and higher country-specific rates for certain trading partners, although specified pharmaceutical products were excluded. On February 20, 2026, the U.S. Supreme Court held that IEEPA does not authorize the U.S. president to impose tariffs, invalidating the IEEPA tariffs. The U.S. administration then imposed a temporary 10% import surcharge under Section 122 of the Trade Act of 1974, which excluded pharmaceuticals and pharmaceutical ingredients and expired by its terms on July 24, 2026. On April 2, 2026, the U.S. President issued a proclamation imposing Section 232 tariffs on covered patented pharmaceuticals and associated pharmaceutical ingredients. The tariff treatment became effective for companies identified in Annex III to the proclamation on July 31, 2026, and became effective for other companies on September 29, 2026, subject to applicable country-, product- and company-specific rates and exemptions. As the application, potential modification and duration of current and future tariff measures remain uncertain, we continue to monitor and assess the potential impact of existing and potential tariffs on our operations.

TransCon Technologies

Overview

Our TransCon technologies are designed to combine the benefits of conventional prodrug and sustained release technologies to solve the fundamental limitations seen in other approaches to extending duration of a drug’s action in the body, with the goal of developing highly differentiated product candidates based on efficacy, safety, tolerability, and convenience. In addition to retaining the original mode of action of the parent drug and potentially supporting dosing frequency from daily up to six months or more, we believe that predictable release over time can improve treatment safety and efficacy, increase the likelihood of clinical development success, and provide intellectual property benefits.

TransCon prodrugs can have up to three components: a parent drug, an inert TransCon carrier that protects it, and a TransCon linker that temporarily binds the two. When bound in prodrug form, the carrier inactivates the parent drug and shields it from receptor uptake, renal clearance, and enzymatic degradation. When injected into the body, physiologic pH and temperature conditions initiate sustained release of the active, unmodified parent drug at a predictable rate.

Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs for sustained localized or systemic delivery.

TransCon Technology Components

TransCon Carriers

Our TransCon technologies incorporate three carrier platforms that can be used to provide sustained localized or systemic drug exposure. These biocompatible carrier platforms include our TransCon systemic carriers and TransCon localized carriers (self-eliminating hydrogels). Our carriers inactivate and protect the drug through a shielding effect, which may prevent rapid excretion and degradation of the parent drug and enable benefits that include improved injection site tolerability, reduced systemic adverse effects, and low immunogenicity.

•
Systemic – Our TransCon systemic carriers are used to provide systemic drug exposure and are based on soluble compounds such as methoxypolyethylene glycol (“mPEG”) or other natural or synthetic polymers, as well as our albumin avidity approach, where 2 or more albumin binding moieties are incorporated into the drug molecule to facilitate sustained exposure. Prodrugs created using our systemic carriers are readily absorbed into the bloodstream after administration, thus minimizing exposure of the subcutaneous tissue to active drug, which we believe may improve injection site tolerability.

TransCon hGH, TransCon PTH, and TransCon CNP utilize mPEG as a carrier molecule. mPEG is widely used to improve the pharmacokinetic or pharmacodynamic properties of marketed therapeutics. Below is an illustration of our systemic carrier:

•
Localized – Our TransCon localized carriers include TransCon hydrogels based on PEG, hyaluronic acid, or other biopolymers. TransCon hydrogel is designed to self-eliminate to soluble, biocompatible molecules after the drug payload has been released. When applied for localized delivery, the TransCon hydrogel enables the release of a parent drug at high local concentrations within the target area while minimizing systemic exposure. We believe this may widen the therapeutic window for parent drugs that suffer from significant systemic side effects and toxicities, facilitating the development of highly efficacious product candidates with improved safety and tolerability profiles. Below is an illustration of our hydrogel carrier:

TransCon Linkers

Our reversible TransCon linkers are designed to enable the transient conjugation of a broad range of therapeutics, including proteins, peptides, and small molecules, to our TransCon carriers. We have a large library of TransCon linkers that may be applicable to various types of parent drugs, and that can be tailored to potentially achieve half-life extension enabling daily, weekly, monthly, and half-yearly dosing and to customize the potential pharmacokinetic profile for each individual product candidate with the goal of optimizing the potential therapeutic effect. TransCon linkers are self-cleaving through a process called intra-molecular assisted cleavage, which causes the linker to release the unmodified parent drug. We can tailor the release properties of the linker to a given therapeutic indication and parent drug by modifying the linker structures. We believe the self-cleaving process of our linker avoids many of the shortcomings of conventional prodrug technologies, which often depend on metabolic processes, such as enzymatic degradation, to convert the prodrug into the active drug. The rate of metabolic conversion of prodrugs in these types of processes may differ between patients, and even within different tissues in the same patient. As a result, conventional prodrugs do not always offer predictable release of the parent drug. Our TransCon linkers are designed to predictably release an unmodified active parent drug at predetermined rates governed by physiological pH and temperature conditions, which are tightly regulated in the body. Consequently, we believe we can design our prodrugs to release the unmodified parent drug at predictable rates.

Parent Drugs

Our TransCon technologies are applicable across a broad range of therapeutic classes and are currently used to create long-acting product candidates with best-in-class potential based on proteins, peptides, and small molecules. By primarily focusing on biological targets that have been clinically validated, we can leverage available knowledge regarding a target’s activity. Based on this selective approach, we know what drug levels must be maintained in the body for optimal efficacy and safety, and we can design the release half-life and dosing frequency of our TransCon prodrugs to maintain these levels to achieve the desired pharmacological effect. We move a product candidate into development after it demonstrates the desired profile in non-clinical models. Furthermore, based on the established translational relationships between preclinical animal models and clinical efficacy, we believe experimental results generated in animal models are highly predictive of clinical results and reduce the development risk for our TransCon prodrugs. This strategy is designed to reduce risk and increase productivity.

This approach has enabled us to develop three approved products and generate a pipeline of product candidates designed to address significant unmet medical needs. Because our TransCon technologies leverage clinically validated parent drugs or pathways, we believe we may benefit from a higher development and regulatory success rate compared to development of drug compounds without established biology.

TransCon Products and Product Candidates - Endocrinology Rare Disease

Hypoparathyroidism

Overview of Hypoparathyroidism

Hypoparathyroidism is a rare endocrine disease caused by insufficient levels of parathyroid hormone (“PTH”). As reported in a 2016 paper by Clarke BL, et al. (J Clin Endocrinol Metab. 2016 Jun;101(6):2284-99), most patients with hypoparathyroidism (70-80% of cases) develop the disease following damage to or accidental removal of the parathyroid glands during thyroid surgery. Other etiologies include autoimmune disorders, genetic disorders such as autosomal dominant hypocalcemia type 1, and idiopathic causes. Conventional therapy with oral calcium and active vitamin D (also called calcitriol) does not effectively address the short-term symptoms, long-term complications, or quality-of-life impacts of hypoparathyroidism.

Individuals with hypoparathyroidism may experience a range of severe and potentially life-threatening short-term and long-term complications. Short-term symptoms of hypoparathyroidism include weakness; severe muscle cramps (tetany); abnormal sensations such as tingling, burning, and numbness (paresthesia); memory loss; impaired judgment; and headache. A survey published by Hadker et al. (Endocrine Pr. 20(7), 671–679), in 2014 of 374 individuals with hypoparathyroidism showed that 72% experienced more than ten symptoms in the preceding twelve months, with symptoms experienced for a mean of 13 ± 9 hours a day. Prolonged use of conventional therapy may increase the risk of major complications, such as calcium deposits in the brain, blood vessels, eyes, and soft tissues. According to a systematic review by Gosmanova et al. published in 2021, chronic hypoparathyroidism treated with conventional therapy is associated with higher rates of renal complications compared to the general population, including nephrolithiasis (up to 36%), nephrocalcinosis (up to 38%), and chronic kidney disease (up to 41%). Studies have found that the burden of hypoparathyroidism negatively impacts health-related quality of life (“QoL”), physical functioning, and psychological well-being. Compared with an age-matched general population sample, individuals with hypoparathyroidism have reported markedly lower health-related QoL, irrespective of serum calcium level, as measured by the physical (P<0.001) and mental (P<0.001) component scores of the 36-Item Short Form Health Survey (SF-36) as well as the EuroQol-5 Dimensions Visual Analogue Scale. As reported in a 2021 paper by Brod et al. (Qual of Life Res. 2021 Jan; 30(1):277-291), in interviews conducted on 42 individuals with hypoparathyroidism, 98% reported reduced functioning and well-being, including anxiety (81%), feeling sad or depressed (62%), and feeling irritable or short-tempered (43%) despite management with conventional therapy.

Hypoparathyroidism also imposes a substantial burden on the healthcare system despite the use of conventional therapy. For example, individuals with hypoparathyroidism may require hospitalizations or emergency department visits due to acute severe hypocalcemia (calcium crashes) and those with post-surgical hypoparathyroidism have an increased risk of hospitalization due to infection than age- and sex-matched controls from the general population. Individuals with hypoparathyroidism also have an increased risk of hospitalization due to renal complications, such as chronic kidney disease and renal failure, compared to age- and sex-matched controls. A 2019 retrospective review of clinical burden and healthcare resource utilization found that 90.7% of individuals had ≥1 hypoparathyroidism-related healthcare utilization event during a 12-month period, including 87.8% with ≥1 outpatient visit, 41% with ≥1 emergency department visit, and 19.5% with ≥1 hospitalization (Chen K, et al. J Med Econ. Nov 2019;22(11):1141-1152). The management of hypoparathyroidism is also associated with substantial economic burdens and consequences of hypoparathyroidism may negatively impact employment status and work productivity.

The 2022 Guidelines from the Second International Workshop addressing the prevention, diagnosis, and management of hypoparathyroidism were published in September 2022 in the Journal of Bone and Mineral Research and authored by leading clinicians from North America, Europe, and Asia. The authors suggest consideration of PTH replacement therapy in patients whose hypoparathyroidism is inadequately controlled with conventional therapy. Inadequate control is considered to be any one of the following: symptomatic hypocalcemia, hyperphosphatemia, renal insufficiency, hypercalciuria, or poor quality of life. In addition, the guideline indicates that individuals with poor compliance, malabsorption, or intolerant of large doses of calcium and active vitamin D may also benefit from PTH replacement therapy. Based on this current guideline, we believe PTH replacement therapy could be applicable to most patients with hypoparathyroidism.

Other companies developing therapies for hypoparathyroidism include BridgeBio/Calcilytix, AstraZeneca/Alexion, MBX Biosciences, Extend Biosciences, Entera Bio/OPKO Health, and Septerna. BridgeBio’s encaleret has been submitted for regulatory review in ADH1-related hypoparathyroidism, while development in other causes of chronic hypoparathyroidism remains ongoing.

Forteo® (teriparatide, PTH [1-34]), approved since 2002 for the treatment of osteoporosis, has sometimes been used for treatment of hypoparathyroidism using multiple daily injections, despite not being approved for this indication. Clinical research conducted by the U.S. National Institutes of Health in subjects receiving continuous exposure to PTH (1-34), administered by an infusion pump, demonstrated simultaneous normalization of serum calcium and urinary calcium, as well as normalization of bone turnover.

We estimate hypoparathyroidism affects more than 250,000 patients in the U.S. and Europe. In the U.S., we estimate hypoparathyroidism affects approximately 70,000 to 90,000 patients, including 4,000 to 5,000 patients who we estimate have previously been treated with PTH therapy. In Germany, we estimate hypoparathyroidism affects approximately 70,000 patients. Outside of Germany, we estimate hypoparathyroidism affects more than 100,000 patients in the rest of Europe.

TransCon PTH

TransCon PTH (palopegteriparatide) is a prodrug of PTH (1-34) that is administered once-daily to achieve and maintain a steady concentration of PTH in the bloodstream within the physiological range. TransCon PTH is designed to provide PTH in the physiological range for 24 hours per day, thereby more fully addressing aspects of the disease, including maintaining normal serum calcium and phosphate levels and normalizing urinary calcium.

TransCon PTH for the Treatment of Hypoparathyroidism

YORVIPATH (palopegteriparatide; developed as TransCon PTH) has received regulatory approval for the treatment of adults with hypoparathyroidism in the U.S., EU, Japan and several other countries. YORVIPATH is commercially available in the U.S., across major European markets, in Japan through our partner, Teijin, and other countries.

Clinical Development of TransCon PTH for Treatment of Hypoparathyroidism in Adults and Adolescents

TransCon PTH was evaluated for the treatment of hypoparathyroidism in adults in the completed Phase 2 PaTH Forward Trial, Phase 3 PaTHway Trial, Phase 3 PaTHway Japan Trial, and the Phase 3 PaTHway China Trial and is being evaluated in the Phase 3 PaTHway60 Trial, and the PaTHway Adolescent Trial.

In October 2026, we announced new pooled data from the Phase 2 PaTH Forward and Phase 3 PaTHway trials demonstrating early, sustained, and clinically meaningful improvements in kidney function in adults with hypoparathyroidism treated with TransCon PTH for up to 5 years. The PaTH Forward and PaTHway trials included a combined total of 141 adults with hypoparathyroidism, and the pooled kidney data analysis covers the 139 patients who received at least one dose of TransCon PTH. The results showed increases in mean estimated glomerular filtration rate (“eGFR”) from baseline were statistically significant across patients from Week 26 of treatment through trial completion (p< 0.0001). 24-hour urine calcium excretion normalized by Week 26 from mean 396 mg/day at baseline to mean 206 mg/day at Week 26 and further decreased from Week 26 to mean 170 mg/day at Week 52, with improvements sustained through the end of the trials. 98% of patients achieved independence from active vitamin D, defined as taking no calcitriol or alfacalcidol, at final trial visit. 95% of patients achieved independence from therapeutic doses of calcium, defined as taking <600 mg/day of calcium, at final trial visit. Mean serum calcium increased within the normal range to 8.9 mg/dL, with 88% of patients having normal albumin-adjusted serum calcium levels at final trial visit. In both trials, TransCon PTH was generally well tolerated, with no new safety signals identified; treatment-emergent adverse events (“TEAEs”) were mild to moderate (Grade 1 or 2), and 129 of the 139 patients who received at least one dose (93%) remained on treatment through the final trial visit.

In June 2026, we announced new data from Week 182 (3.5 year) of our completed Phase 3 PaTHway Trial, confirming that long-term treatment with TransCon PTH continued to provide a durable response in adults with hypoparathyroidism regardless of its cause (post-surgical, autoimmune, genetic, or idiopathic), including improvements in biochemistries, kidney function, and quality of life. At Week 182, 86% of patients achieved the multi-component endpoint ((1) serum calcium in the normal range, (2) taking no active vitamin D, and (3) taking ≤600 mg/day of calcium). Reflecting clinically meaningful improvements in kidney function, improvements in eGFR from baseline were sustained through Week 182: mean (SE) eGFR increase of 11.0 (1.4) mL/min/1.73 m2 from baseline. Among patients randomized to TransCon PTH, eGFR increased from baseline through Week 38 and stabilized thereafter. After initiation of open-label treatment at Week 26, patients who had been receiving placebo in the double-blind period experienced a similar increase in eGFR. Following these eGFR increases, mean eGFR values were maintained through Week 182, in contrast to the expected typical age-related decline in eGFR in adults. As measured by Hypoparathyroidism Patient Experience Scales (“HPES”) and the 36-Item Short Form Health Survey (“SF-36”), patients treated with TransCon PTH reported rapid and sustained improvements in hypoparathyroidism-related symptoms, health-related quality of life, physical functioning and daily life through Week 182 of TransCon PTH treatment. In the trial, TransCon PTH treatment was generally well-tolerated, with no new safety signals identified. TEAEs were mostly mild or moderate, and no discontinuations were related to study drug. Over three and a half years of treatment, no patients developed anti-PTH antibodies. Seventy-three of the original 82 patients enrolled (89%) completed the three-and-a-half-year trial.

In June 2026, we announced new data from Week 266 (5 year) of our completed Phase 2 PaTH Forward Trial, confirming that long-term treatment with TransCon PTH continued to provide a durable response in adults with hypoparathyroidism regardless of its cause (post-surgical, autoimmune, genetic, or idiopathic), including improvements in biochemistries, kidney function, and quality of life. At Week 266, 82% of patients achieved the multi-component endpoint ((1) serum calcium in the normal range, (2) taking no active vitamin D, and (3) taking ≤600 mg/day of calcium). Reflecting clinically meaningful improvements in kidney function, improvements in eGFR from baseline were sustained through Week 266: mean (SE) eGFR increase of 9.4 (1.9) mL/min/1.73 m2 from baseline. Improvements were evident as early as Week 4, increased from baseline through Week 58 and were sustained over five years of treatment, in contrast to the expected typical age-related decline in eGFR in adults. As measured by HPES and SF-36, patients treated with TransCon PTH reported rapid and sustained improvements in hypoparathyroidism-related symptoms, health-related quality of life, physical functioning and daily life through Week 266 of TransCon PTH treatment. In the trial, TransCon PTH treatment was generally well-tolerated, with no new safety signals identified. TEAEs were mostly mild or moderate, and no discontinuations were related to study drug. Over five years of treatment, one patient developed transient, low-titer and non-neutralizing anti-PTH antibodies, with no impact on safety or efficacy. Over five years of treatment, no other patients developed anti-PTH antibodies. Fifty-six of the original 59 patients enrolled (95%) completed the five-year trial.

On January 8, 2023, we announced topline data from PaTHway Japan, a single-arm Phase 3 trial to evaluate the safety, tolerability, and efficacy of TransCon PTH in adults with hypoparathyroidism. The study achieved its primary objective, with topline results consistent with our trials in North America and the EU. Twelve out of thirteen patients met the primary multi-component endpoint, which was defined as serum calcium levels in the normal range (8.3–10.6 mg/dL) and independence from conventional therapy (no active vitamin D and ≤600 mg/day of calcium). In this trial, TransCon PTH was generally well-tolerated, with no discontinuations related to study drug. The trial and the open-label extension (“OLE”) of the trial was completed in October 2025. Twelve of the 13 patients (92.3%) completed the 182-week trial. At Week 182, all 12 patients were responders for the multi-component endpoint, consisting of serum calcium levels within the normal range and independence from conventional therapy. There were no deaths or discontinuations due to adverse events, and all serious adverse events were assessed as unrelated to study drug. Patients transitioned into the Investigational Medical Product supply period designed to ensure continuous treatment through the launch of YORVIPATH in Japan.

In November 2025, Teijin announced that YORVIPATH is commercially available for prescription.

In March 2022, we announced that topline data from the randomized, double-blind, placebo-controlled portion of the Phase 3 PaTHway Trial of TransCon PTH in adults with hypoparathyroidism demonstrated statistically significant higher proportion of participants treated with TransCon PTH achieved the primary multi-component endpoint compared to placebo. The primary endpoint, defined as serum calcium levels in the normal range (8.3–10.6 mg/dL) and independence from conventional therapy (no active vitamin D and ≤600 mg/day of calcium) with no increase in prescribed study drug within the 4 weeks prior to the Week 26 visit, was achieved by 78.7% of TransCon PTH-treated patients (48 of 61), compared to 4.8% for patients (1 of 21) in control group (p-value <0.0001). In addition, all key pre-specified secondary endpoints were met with statistical significance. TransCon PTH was generally well tolerated, with no discontinuations related to study drug. Three patients discontinued during the treatment period, two from the placebo arm and one from the TransCon PTH arm. TransCon PTH-treated patients showed a mean decrease in 24-hour urine calcium excretion into the normal range.

Growth Disorders

Market Opportunity for Recombinant Human Growth Hormone

GHD is a serious rare disease that affects both children and adults. Children with GHD are characterized by short stature, metabolic and cardiovascular abnormalities, cognitive deficiencies, and poor quality of life. GHD in adults is associated with increased adiposity, or fat mass, as well as psychiatric-cognitive, cardiovascular, muscular, metabolic and skeletal abnormalities. In childhood and adolescence, growth hormone plays an essential role in normal longitudinal growth, muscle and bone strength, and distribution of body fat. In adults, growth hormone contributes to body composition, cardiovascular function, and bone health. The current standard of care for GHD has been daily subcutaneous injections of somatropin, a recombinant human growth hormone (“hGH”). These daily hGH therapies have been shown to be safe and well-tolerated.

Since the introduction of hGH in 1981, a number of the world’s largest pharmaceutical companies have developed and marketed daily-administered hGH products. All currently marketed daily hGH products in the United States – Norditropin® (Novo Nordisk A/S), Humatrope® (Eli Lilly and Company), Genotropin® (Pfizer Inc.), Zomacton® (Ferring Pharmaceuticals, Inc.) and Omnitrope® (Sandoz GmbH) – contain unmodified somatropin and are administered by subcutaneous injections. The global market for daily hGH products is largely composed of products from Novo Nordisk, Pfizer, Eli Lilly, Sandoz, and Merck KGaA, which together account for most of the global market share. Eli Lilly has decided to permanently discontinue Humatrope® effective December 31, 2026, which might impact the hGH global market share in the future.

Primary indications for hGH in children are GHD, idiopathic short stature, chronic kidney disease, Prader-Willi syndrome, small for gestational age, and Turner syndrome. In adults, primary indications for hGH include GHD and AIDS-induced weight loss. We estimate pediatric indications comprise up to 90% of the total hGH market, of which approximately half is for pediatric GHD.

Since the 1990s, the pharmaceutical industry has employed various approaches to develop long-acting growth hormone products to reduce the burden of daily injections on patients and increase patient compliance with the dosing regimen. These approaches generally fall into two categories: unmodified somatropin and permanent modification of growth hormone:

•
Unmodified somatropin: Two long-acting growth hormone products using encapsulation technologies previously received regulatory approval in the U.S. and Europe, but were subsequently discontinued due to commercial challenges. These include Nutropin Depot®, formerly marketed by Genentech, and Somatropin Biopartners, developed by LG Life Sciences and Biopartners GmbH. Nutropin Depot was approved by the FDA in 1999 and later withdrawn; Somatropin Biopartners (LB03002) was authorized by the EC in 2013, and later withdrawn. We believe that the lack of market acceptance was a result of the various safety and tolerability issues that tend to arise with encapsulation technologies.
•
Permanent modification of growth hormone: Modification technologies prolong activity in the body by creating analogs of growth hormone through permanent modification of the growth hormone molecule. This modification may alter the molecular size and interaction with the growth hormone receptor and/or change the natural association affinity to endogenous proteins, as well as the distribution in the body. These changes may alter and reduce the efficacy of these drugs compared to unmodified daily somatropin and may also negatively impact the drug’s safety.

In February 2026, Novo Nordisk received regulatory approval in the U.S. for once-weekly somapacitan (SOGROYA®) in three new pediatric indications: patients aged 2.5 years and older with idiopathic short stature (“ISS”), growth failure associated with Noonan syndrome, and short stature born small for gestational age (“SGA”) with no catch-up growth by 2 years of age.

In Europe, SOGROYA® received positive CHMP opinions for SGA and Noonan syndrome in May 2026 and for ISS in September 2026. Pfizer (in collaboration with OPKO Health Inc.) received regulatory approval of once-weekly somatrogon (NGENLA™) in various countries and regions including the U.S., Japan, and EU for pediatric GHD. Somatrogon is also being evaluated in a Phase 3 investigator-sponsored study in children with SGA and ISS, with Pfizer listed as a collaborator.

Several long-acting GH products are available in Asia, including the permanently PEGylated once-weekly therapies Jintrolong® developed by GeneScience Pharmaceuticals Co., Ltd. (approved in China for pGHD, Turner syndrome, and ISS), Pegpesen® developed by Xiamen Amoytop Biotech Co., Ltd. (approved in China for pGHD), as well as LB03002 (Somatropin Biopartners), a sustained-release long-acting GH marketed in South Korea. Jintrolong is also being evaluated in a Phase 3 study in children with short stature due to SGA.

Other experimental growth hormone therapies based on permanent modification are in different stages of clinical development by various companies, including Genexine Inc. & I-Mab, UnionGene, Anhui Anke Biotechnology, Alteogen, JCR Pharmaceuticals Co., Ltd., Kexing Biopharm, Qianhong Biopharma (Zonhon), SCOHIA Pharma and Evive Biotech (Yifan).

TransCon Growth Hormone (hGH)

TransCon hGH (lonapegsomatropin) is a prodrug composed of somatropin that is transiently bound to a TransCon carrier by a proprietary TransCon linker. TransCon hGH is administered once weekly and is designed to maintain the same mode of action as daily therapies by providing sustained release of active, unmodified somatropin, the same recombinant growth hormone molecule used in the daily hGH therapies that have historically been the standard of care.

TransCon Growth Hormone (hGH) for Pediatric and Adult GHD

SKYTROFA® (lonapegsomatropin; developed as TransCon hGH) is approved in the U.S., Europe, and other regions for pediatric growth hormone deficiency and is additionally approved in the U.S. for adult growth hormone deficiency. SKYTROFA is commercially available in the U.S., major European markets, and other countries.

Clinical Trial of TransCon hGH in Japanese Pediatric GHD

In the ongoing Phase 3 riGHt Trial, we are evaluating TransCon hGH (N=15) compared to somatropin (N=16) as a treatment in Japanese children with GHD. The trial achieved its primary objective with Week 52 topline results consistent with our pivotal heiGHt Trial and VISEN’s Phase 3 trial. In the riGHt Trial, TransCon hGH was generally well tolerated with a safety profile that was similar to that of somatropin. Trial subjects continue in the 104-week extension period.

Proprietary Auto-Injector

SKYTROFA includes the SKYTROFA Auto-Injector and cartridges. The auto-injector provides for room temperature storage, includes an empty-all design, and is expected to last for at least four years. The device enables a single, low-volume injection of less than 0.6 mL for the majority of patients with a thin, 31-gauge needle that is only 4 millimeters in length, which is comparable to needles used to administer daily hGH. We are also working on strategies that will enable the auto-injector to integrate with the digital healthcare system, including Bluetooth connectivity features to allow for easy tracking of dosing adherence over time.

Figure: Our state-of-the-art auto-injector is designed to address important patient needs.

TransCon Growth Hormone (hGH) for Other Indications

In March 2026, we announced Week 52 topline results from New InsiGHTS, our Phase 2 trial in prepubertal children with Turner syndrome. At Week 52, children treated with TransCon hGH demonstrated an LS mean annualized height velocity (“AHV”) of 9.05 cm/year, similar to 9.04 cm/year for children treated with daily somatropin, independent of starting dose. The mean dose at Week 52 was 0.22 mg/kg/week for TransCon hGH and 0.29 mg/kg/week for daily somatropin. TransCon hGH demonstrated a safety and tolerability profile similar to daily somatropin through follow-up of up to 143 weeks, with adverse events that were mild to moderate in severity and no adverse events leading to discontinuation of study drug. Additionally, there were no occurrences of slipped capital femoral epiphysis. TransCon hGH was generally safe and well tolerated, with five discontinuations from the trial for reasons unrelated to safety or efficacy of the study drug. As of September 30, 2026, 45 out of the 50 children are ongoing in the trial.

In December 2024, we announced positive Week 26 topline results from the Phase 2 New InsiGHTS Trial. New InsiGHTS randomized and dosed 49 children with Turner syndrome aged 1 to 10 years old into one of four treatment groups 1:1:1:1 – one of three starting doses of TransCon hGH (0.24, 0.30, or 0.36 mg/kg/week) or an active comparator of daily somatropin with a starting dose of 0.35 mg/kg/week. Doses were individualized based on IGF-1. On the primary endpoint of AHV and secondary endpoint of change from baseline in height SDS, children treated with TransCon hGH demonstrated improved growth similar to daily somatropin at Week 26, independent of starting dose.

During the third quarter of 2025, we submitted the protocol for a basket trial evaluating additional growth disorder indications (planned for small for gestational age without catch-up growth; idiopathic short stature; SHOX deficiency (including Turner syndrome)). In addition, we are investigating potential combinations of TransCon hGH and TransCon CNP. For more information see the section entitled “Combination Therapy (TransCon CNP + TransCon hGH).”

Overview of Achondroplasia

Achondroplasia is a rare genetic condition arising from a systemic fibroblast growth factor receptor 3 (“FGFR3”) variant, which causes serious muscular, neurological, and cardiorespiratory complications in addition to the well-characterized skeletal dysplasia that leads to disproportionate short stature. Achondroplasia is associated with a well-delineated range of clinical complications and manifestations, occurring in about one in 10,000 to 30,000 newborns or more than 250,000 worldwide. Achondroplasia results in severe skeletal complications and comorbidities including spinal stenosis due to premature fusion of the foramen magnum, sleep apnea, chronic ear infections, and muscular complications. Patients often face multiple surgeries to alleviate its many complications. There is significant unmet need for treatments that ameliorate complications and improve quality of life in achondroplasia.

Achondroplasia is caused by gain-of-function variants of the FGFR3 gene resulting in constitutive activation of FGFR3 that leads to an imbalance between the effects of the FGFR3 and C-type natriuretic peptide (“CNP”) signaling. In achondroplasia, FGFR3 is constitutively activated, suppressing the differentiation of chondrocytes in the growth plate leading to poor endochondral bone growth and causing dysfunction in the skeletal muscle. Preclinical and clinical data show that therapeutic continuous CNP exposure helps to counteract the constitutively activated FGFR3 downstream.

In November 2021, BioMarin Pharmaceutical Inc.’s (“BioMarin”) daily VOXZOGO® (vosoritide) was approved by the FDA to increase linear growth in pediatric patients with achondroplasia with open epiphyses. Additionally, BioMarin is developing a long-acting CNP product candidate.

BioMarin had initiated certain legal proceedings aimed at delaying or preventing patient access to TransCon CNP.

On August 31, 2026, we announced that we had entered into a binding term sheet with BioMarin for a global settlement and license agreement related to the sale of YUVIWEL and navepegritide-related products. The agreement, which was formally entered into on September 24, 2026, provides the terms and conditions upon which the companies agree to resolve all litigation and disputes between the companies. Under the terms, BioMarin has agreed to grant Ascendis a non-exclusive, worldwide, royalty-bearing license, allowing Ascendis to continue researching, developing, manufacturing, and commercializing navepegritide-related products without restriction. Furthermore, BioMarin has agreed to waive certain regulatory rights and exclusivities, dismiss all proceedings, and provide a covenant not to sue relating to the covered intellectual property. In exchange, Ascendis has agreed to dismiss all proceedings against BioMarin and to make royalty payments to BioMarin based on net sales of navepegritide-related products equal to 20% in the United States and 18% in the European Union, South Korea and Brazil from the first commercial sale of YUVIWEL in the specific country through May 20, 2030.

Changing the Treatment Paradigm of Achondroplasia

Clinical manifestations of achondroplasia are associated with significant, potentially life-threatening complications and reduced quality of life. While achondroplasia has historically been considered a growth disorder, secondary manifestations beyond linear growth, including reduced muscle strength and stamina, suggest that achondroplasia is also a muscle disorder.

ACH-AE: Increased incidence of Achondroplasia-related Adverse Events.

HRQoL: Reduced Health-Related QOL; Height; Reduced height. Muscle Strength/Stamina; Reduced muscular functionality, including reduced strength and stamina.

TransCon CNP

TransCon CNP (navepegritide) is a prodrug of CNP administered once weekly and designed to provide sustained release of active CNP supporting continuous exposure for the treatment of achondroplasia. TransCon CNP is designed to provide effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and the blood compartment, minimize binding of CNP to NPR-C to decrease clearance, and release unmodified CNP (89-126), which is small enough in size to allow effective penetration into growth plates. Shorter-acting CNP and CNP analogs in development have resulted in high maximum serum concentration (“Cmax”) levels that may cause adverse hypotensive events. We believe the sustained release of active CNP offers advantages that may mitigate this issue, leading to continuous CNP exposure while avoiding a high Cmax to correlate with better therapeutic outcomes.

TransCon CNP for the Treatment of Achondroplasia

On November 6, 2026, we announced that the Committee for Orphan Medicinal Products (“COMP”) of the EMA adopted a positive opinion recommending maintenance of orphan medicinal product designation for once-weekly TransCon CNP for the treatment of achondroplasia in children. The designation would provide benefits including 10 years of orphan market exclusivity upon final adoption of the COMP opinion by the EC.

On October 16, 2026, we announced that the CHMP of the EMA has adopted a positive opinion recommending marketing authorization for once-weekly TransCon CNP in the European Union for the treatment of achondroplasia in children two years of age and older whose epiphyses are not closed. The final EC decision on our MAA is expected during Q4 2026.

In February 2026, we received accelerated approval of YUVIWEL (navepegritide; developed as TransCon CNP) for the treatment of pediatric patients 2 years of age and older with achondroplasia with open epiphyses. Additionally in March 2026, the FDA granted Orphan Drug exclusivity to YUVIWEL, providing seven years of market exclusivity for YUVIWEL in the United States for the treatment of pediatric patients 2 years of age and older with achondroplasia with open epiphyses.

In addition, we submitted a MAA to the EMA for the treatment of children with achondroplasia on October 8, 2025.

In February 2019, we were granted orphan drug designation (“ODD”) by the FDA for TransCon CNP for the treatment of achondroplasia. In July 2020, we received ODD from the EC for TransCon CNP for the treatment of achondroplasia.

Clinical Development of TransCon CNP for Achondroplasia

Our pivotal ApproaCH Trial, our Phase 2 ACcomplisH Trial, and our long-term extension trial AttaCH, are evaluating the safety and efficacy of TransCon CNP in children with achondroplasia. The reACHin Trial is evaluating the safety, tolerability, and efficacy of TransCon CNP in infants with achondroplasia (aged 0 to < 2 years at the time of randomization). The teACH Trial is evaluating the safety, tolerability, and efficacy of TransCon CNP in adolescents with achondroplasia (aged 12 to <18).

In September 2026, we announced first infant sentinel cohort Week 52 data from the reACHin Trial (which preceded the now fully enrolled double-blinded portion of the trial) showing that treatment with once-weekly TransCon CNP stabilized or improved foramen magnum stenosis (a skull bone narrowing that can lead to dangerous brain stem and spinal cord compression), as well as provided linear growth benefits, in infants with achondroplasia aged 0 to <2 years.

In August 2026, we announced that 96% of the 140 children enrolled in the AttaCH long-term open-label extension trial remain on therapy, either receiving TransCon CNP monotherapy with treatment duration of up to nearly six years or participating in the ongoing COACH combination therapy trial.

In June 2026, we announced new radiographic data from Week 104 of the completed pivotal ApproaCH Trial showing that children with achondroplasia treated with once-weekly TransCon CNP (navepegritide) demonstrated continued improvements in lower extremity alignment through up to two years of treatment, including improvements in tibial-femoral angle (TFA). The data also showed that greater improvements were observed in children with preexisting genu varum (leg bowing). Additionally, improvements in annualized growth velocity (“AGV”) were maintained and ACH-specific height Z-score increased with TransCon CNP treatment through Week 104. Through up to two years of treatment, TransCon CNP was generally well tolerated, with a low rate of injection-site reactions (“ISRs”) (all mild), no symptomatic hypotension, and no acceleration of bone age. Most adverse events in TransCon CNP-treated children were mild or moderate, with none leading to treatment discontinuation or withdrawal from the trial.

In May 2026, we announced expanded data building on findings presented at the 2026 Pediatric Endocrine Society Annual Meeting showing that children with achondroplasia ≥5 years of age at enrollment treated with once-weekly TransCon CNP (navepegritide) in its pivotal ApproaCH Trial demonstrated statistically significant improvements in growth compared to placebo after 52 weeks and sustained these improvements through two years of treatment. Through two years of treatment, TransCon CNP was generally well-tolerated across age groups, and safety profile in children ≥5 years was similar to the overall population. Most adverse events were mild or moderate, with none leading to treatment discontinuation or withdrawal. There were no occurrences of symptomatic hypotension, no acceleration of bone age, and the ISR rate was low (all mild) at 0.35 per person-year of exposure, approximately one ISR for every three years of treatment.

In March 2026, we announced new two-year data from the pivotal ApproaCH Trial, which were shared in an oral presentation during the Annual Clinical Genetics Meeting of the American College of Medical Genetics and Genomics ("ACMG"). The data showed that children with achondroplasia treated with once-weekly TransCon CNP maintained consistent improvements in growth through Week 104, with further improvement in body proportionality during the second year of treatment. TransCon CNP was generally well-tolerated, with most adverse events in TransCon CNP-treated children mild or moderate in severity and none leading to treatment discontinuation or withdrawal from the trial. There were no occurrences of symptomatic hypotension, and the overall rate of injection-site reactions, all of which were mild was 0.35 per person-year of exposure. Retention in the pivotal ApproaCH Trial was strong, with 80 of 84 children enrolled completing the trial, and all 80 children enrolled into the long-term, open-label AttaCH extension trial.

In November 2025, we announced that Week 52 results from the pivotal ApproaCH trial were published in JAMA Pediatrics titled “Once-Weekly Navepegritide in Children with Achondroplasia: The ApproaCH Randomized Clinical Trial.” The authors reported that treatment with TransCon CNP led to significantly higher AGV at Week 52 compared to placebo (primary endpoint), as well as improved lower limb alignment and body proportionality and positive changes in health-related QOL, with a safety and tolerability profile similar to placebo. The publication is available at Savarirayan R, et al. JAMA Pediatr. 2026;180(1):18-25. doi:10.1001/jamapediatrics.2025.4771.

In September 2025, we announced that new analyses from the pivotal ApproaCH Trial were presented at the American Society for Bone and Mineral Research (ASBMR) Annual Meeting. The new analyses showed that children treated with TransCon CNP had improvements in the Physical Functioning domain of the Achondroplasia Child Experience Measure (ACEM-PF), with greatest benefits in younger children who had more severe genu varum (≥5°) at baseline, supporting benefits beyond linear growth. Further analyses showed correlations between improvements in physical functioning and improvements in lower limb alignment in these children, supporting the potential for TransCon CNP to provide benefits beyond linear growth.

In May 2025, we announced data demonstrating improvements in growth and bone morphometry from Week 52 of our pivotal ApproaCH Trial of TransCon CNP (navepegritide) in children with achondroplasia. TransCon CNP demonstrated superiority over placebo in AGV, with a safety and tolerability profile comparable to placebo that included a low rate of injection site reactions, no treatment-related SAEs, no cases of symptomatic hypotension, no fractures, and no acceleration of bone age versus chronological age. Analyses also showed that TransCon CNP improved aspects of bone morphometry at Week 52. This included improvement in lower limb alignment and proportional growth, as well as increases in spinal canal dimensions, versus placebo.

In January 2025, we announced data demonstrating improvements in leg bowing, a common complication in achondroplasia, observed with TransCon CNP compared to worsening observed with placebo in the pivotal ApproaCH Trial.

In September 2024, we announced topline data from ApproaCH, a pivotal, multicenter, randomized, double-blind, placebo-controlled trial of once-weekly TransCon CNP versus placebo in 84 children (aged 2 to 11 years) with achondroplasia. Participants were randomized 2:1 to receive TransCon CNP 100 µg/kg/week or placebo for 52 weeks in the double-blind period, after which all participants could choose to receive TransCon CNP at 100 µg/kg/week dose in an ongoing open-label extension. In the trial, children treated with once-weekly TransCon CNP demonstrated AGV superior to those treated with placebo. TransCon CNP also demonstrated statistically significant improvements in other growth parameters, including height Z-score and change from baseline AGV.

Highlights of the ApproaCH Trial Topline Data

Primary Endpoint

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For the primary endpoint of AGV at Week 52, children treated with TransCon CNP (n=57) demonstrated an LS mean AGV of 5.89 cm/year compared to 4.41 cm/year in the placebo arm (n=27), an LS mean difference of 1.49 cm/year (p<0.0001).
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Sub-group analyses:
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Children aged 2 to <5 years treated with TransCon CNP (n=21) demonstrated an LS mean AGV at Week 52 of 6.07 cm/year compared to 5.06 cm/year in the placebo arm (n=10), an LS mean difference of 1.02 cm/year (p=0.0084).

o
Children aged 5-11 years treated with TransCon CNP (n=36) demonstrated an LS mean AGV at Week 52 of 5.79 cm/year compared to 4.02 cm/year in the placebo arm (n=17), an LS mean difference of 1.78 cm/year (p<0.0001).

AGV Change from Baseline

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Children aged 2 to <5 years, treated with TransCon CNP (n=19) demonstrated a change from baseline AGV at Week 52 of 1.57 cm/year compared to 0.43 cm/year in the placebo arm (n=10), an LS mean difference of 1.15 cm/year (p=0.0047).
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Children aged 5-11 years, treated with TransCon CNP (n=35) demonstrated a change from baseline AGV at Week 52 of 2.29 cm/year compared to 0.52 cm/year in the placebo arm (n=17), an LS mean difference of 1.78 cm/year (p<0.0001).

Secondary Endpoints

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For the secondary endpoint of change in achondroplasia-specific height Z-score, children treated with TransCon CNP (n=57) demonstrated an LS mean change from baseline achondroplasia-specific height Z-score of 0.30 compared to 0.01 in the placebo arm (n=27), an LS mean difference of 0.28 (p<0.0001).
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For the secondary endpoint of change in CDC-based height Z-score, children treated with TransCon CNP (n=55) demonstrated an LS mean change from baseline CDC Height Z-score of 0.15 compared to -0.15 in the placebo arm (n=27), an LS mean difference of 0.30 (p=0.0003).

Safety Results Summary

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TransCon CNP was generally well-tolerated and demonstrated a safety profile similar to that observed in the placebo arm, with generally mild TEAEs, no evidence of hypotensive effect, and a low frequency of injection site reactions (0.41 events per patient year), all mild.
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No adverse events (“AEs”) led to discontinuation of TransCon CNP or withdrawal from the trial and no serious adverse events (“SAEs”) were assessed as related to TransCon CNP.

In December 2023, we announced new analyses demonstrating benefits beyond linear growth from the blinded and ongoing OLE periods of ACcomplisH, a Phase 2 randomized, double-blind, placebo-controlled, dose-escalation trial of TransCon CNP in children aged 2 to 10 years with achondroplasia. In the trial, all 57 patients have now completed one year of treatment with TransCon CNP at 100 µg/kg/week, the dose agreed with regulatory agencies for the active arm in our pivotal ApproaCH Trial.

We analyzed available data for patients who only received TransCon CNP at the 100 µg/kg/week dose in either the blinded or OLE period and were treated for one year (n=19), compared to those administered placebo for one year (n=15). Results showed that these TransCon CNP-treated patients (data available for 9-16 patients) showed improvements (nominal p-value <0.05) in health-related QoL and disease impacts compared to those receiving placebo (data available for 5-13 patients).

Assessments were performed with the SF-10 (a 10-item non-condition specific survey of a child’s functional health and well-being that has been validated to assess children aged 5 years and older) and the Achondroplasia Child Experience Measure (“ACEM”) a condition-specific clinical outcome measure that assesses the impact of achondroplasia on a child’s health-related QOL, with statistically significant improved outcome in TransCon CNP-treatment versus placebo.

The 46 children switching from placebo or a lower dose of TransCon CNP to the 100 µg/kg/week dose in the OLE demonstrated improved growth after one year of treatment, similar to the growth benefits seen in the 11 children treated with 100 µg/kg/week in the one-year randomized, double-blind period of ACcomplisH.

In November 2022, we announced topline results from ACcomplisH, a Phase 2 randomized, double-blind, placebo-controlled, dose-escalation trial evaluating the safety and efficacy of once-weekly TransCon CNP compared to placebo in children with achondroplasia aged 2 to 10 years old.

The ACcomplisH Trial evaluated 57 children with achondroplasia aged 2 to 10 years old, randomized in a 3:1 ratio to receive either sequential ascending doses of once-weekly TransCon CNP (6 µg/kg/week, 20 µg/kg/week, 50 µg/kg/week, 100 µg/kg/week) or placebo for 52 weeks. The trial met its primary objectives, demonstrating that TransCon CNP at 100 µg/kg/week (n=11) was superior to placebo (n=15) on the primary efficacy endpoint of AGV at 52 weeks (p=0.0218).

The ACcomplisH Trial completed in October 2024, with 53 of the original 57 children transitioning into AttaCH, a multicenter, long-term, open-label extension trial to continue treatment with TransCon CNP 100 µg/kg/week, and two into COACH, a TransCon CNP and TransCon hGH combination therapy trial. Two children did not roll-over for reasons unrelated to safety or efficacy of the study drug. For more information, see section entitled, “Combination Therapy TransCon CNP + TransCon hGH.”

As of September 30, 2026, of the 53 children that rolled over from ACcomplisH, 41 children continue in AttaCH with 5 children withdrawn from treatment, for reasons unrelated to safety or efficacy of the study drug. Seven children from AttaCH were enrolled and continue in COACH. For more information, see section entitled, “Combination Therapy TransCon CNP + TransCon hGH.”

In 2019, we initiated the ACHieve Study, a five-year, multi-center natural history study designed to gain insight into the experiences of pediatric patients with achondroplasia. ACHieve was designed to evaluate growth velocity, body proportionality, and comorbidities over time in children with achondroplasia up to eight years old. No study medication was administered in the ACHieve Study. The study concluded in January 2024, following the enrollment of 259 children across 15 countries. Results from the study were published in Hormone Research in Paediatrics in January 2026. Study results demonstrated that children with achondroplasia follow similar growth patterns with increasing age regardless of geographical region or ethnicity. Baseline demographics and clinical characteristics were generally consistent between regions. Overall, 77.2% of participants experienced clinical events, 34.0% of which were considered related to achondroplasia. The ACHieve study offers a globally relevant, real-world reference for understanding clinical burden, anticipating complications, and developing effective therapeutic strategies.

Combination Therapy (TransCon CNP + TransCon hGH)

TransCon CNP has demonstrated improvement in linear growth and in benefits beyond height. Clinical use of daily growth hormone monotherapy has demonstrated some growth improvements in children with achondroplasia; however, without reports of benefits beyond height, as it does not address the underlying overactive FGFR3 signaling pathway.

We believe the combination of once-weekly TransCon CNP and TransCon hGH, through two independent and complementary mechanisms of action, may provide benefits beyond monotherapies in achondroplasia. The active CNP released from TransCon CNP continuously relieves the pre-hypertrophic block in the growth plate, enabling the strong complementary effect of unmodified somatropin released from TransCon hGH.

COACH, a Phase 2 open-label single-arm trial is the first clinical trial to evaluate combination treatment with once-weekly investigational TransCon CNP (navepegritide) and once-weekly TransCon hGH (lonapegsomatropin) in children with achondroplasia (age 2 to 11 years). The primary objective is to evaluate the treatment effect on linear growth and safety. Secondary objectives are to evaluate treatment effect on quality of life, radiological endpoints, physical functioning, and body composition. The trial enrolled 21 children (treatment naïve, n=12; prior treatment with TransCon CNP (100 µg/kg/week) for at least 1 year, n=9).

In August 2026, we announced new data from Week 78 of the ongoing Phase 2 COACH Trial continuing to demonstrate sustained growth in children with achondroplasia, with a mean AGV meeting or exceeding the 97th percentile of children of average stature, without compromising safety or tolerability at Week 78. Safety and tolerability were consistent with those observed for TransCon CNP and TransCon hGH monotherapies. Combination therapy was generally well-tolerated, with a low incidence of injection site reactions and generally mild TEAEs.

TransCon CNP monotherapy improved growth rates in line with children of average stature, while combination therapy enhanced growth even further.

For the TransCon CNP treatment-naïve cohort, mean AGV at Week 78 was 7.73 cm/year, with an increase in mean ACH height Z-score of +1.29, increasing from 0.46 to 1.75 over 78 weeks.

Hoover-Fong JE, et al. Am J Clin Nutr. 2008 Aug;88(2):364-71. Natural history AGV curves presented for male children; curves for average stature children from 0-3y reflect 10th, 50th, and 90th percentile.

For the TransCon CNP-experienced cohort (mean treatment duration with TransCon CNP of 2.56 years), mean AGV at Week 78 was 7.67 cm/year, with an improvement in mean ACH height Z-score of +1.10, increasing from 1.28 to 2.38 over 78 weeks.

Hoover-Fong JE, et al. Am J Clin Nutr. 2008 Aug;88(2):364-71. Natural history AGV curves presented for male children; curves for average stature children from 0-3y reflect 10th, 50th, and 90th percentile.

Sustained increases in ACH height Z-scores through Week 78, indicate a tripling of efficacy compared to TransCon CNP monotherapy

Through Week 78, children treated with combination therapy demonstrated continued improvements in body proportionality aligning with the increase in linear growth.

As of August 6, 2026, the COACH Trial maintained 100% retention through Week 78, with all 21 enrolled children remaining on therapy.

In April 2026, we announced data from Week 52 of the ongoing Phase 2 COACH Trial demonstrating that combination therapy with once-weekly TransCon CNP and once-weekly TransCon hGH accelerated benefits beyond linear growth in children with achondroplasia, with unprecedented improvements observed in arm span, and enhanced improvements in spinal canal dimensions, and leg bowing.

1ApproaCH placebo patients crossed over to TransCon CNP therapy at Week 52.

Unprecedented improvements in arm span observed at Week 52 with TransCon CNP and TransCon hGH combination therapy, a measure highly meaningful to the achondroplasia community, with the mean changes from baseline in achondroplasia (ACH)-specific arm span Z-scores at Week 52 for TransCon CNP treatment-naïve and TransCon CNP-treated children in COACH of +1.02 and +0.66, respectively. The TransCon CNP treatment-naïve cohort improved +9.4 cm and the TransCon CNP-treated cohort improved +7.9 cm. By comparison, humeral gain by limb lengthening surgery is approximately 8 cm per arm and carries a high complication risk (Hosny G, et al. International Orthopaedics. Published online March 16, 2026. doi: https://doi.org/10.1007/s00264-025-06720-z).

1Change from baseline to Week 52 for L1-L5 average for TransCon CNP group in the ApproaCH trial was +0.6 mm.

Mean of L1-L5 average changes in interpedicular distance (IPD) for TransCon CNP treatment-naïve and TransCon CNP-treated children on combination therapy in COACH were +1.7 mm and +1.1 mm, respectively, compared to +0.6 mm for children on TransCon CNP monotherapy in ApproaCH. Improvements in IPD offer the potential to reduce nerve compression and pain that can result from a narrowed spinal column.

1Absolute Z-scores averaged across both legs, calculated based on data from children of average stature: Sabharwal S, Zhao C. The hip-knee-ankle angle in children: reference values based on a full-length standing radiograph. J Bone Joint Surg Am.2009 Oct;91(10):2461-8. doi: 10.2106/JBJS.I.00015.

For the TransCon CNP treatment-naïve cohort, the mean change in tibial femoral angle (TFA) Z-score was -0.86 with combination therapy at Week 52 in COACH and was -0.47 for TransCon CNP monotherapy at Week 52 in ApproaCH, indicating enhanced straightening of the legs. Children previously treated with long-term TransCon CNP monotherapy for an average of 2.56 years maintained in normal range for TFA Z-score.

1Tibial femoral angles were determined for each leg and then converted to absolute values. Summary data are presented as the average absolute TFA across both legs.

For the TransCon CNP treatment-naïve cohort, the mean change in TFA was -3.0 degrees with combination therapy in COACH and was -1.3 degrees for children on TransCon CNP monotherapy at Week 52 in ApproaCH. Children previously treated with long-term TransCon CNP monotherapy for an average of 2.56 years maintained TFA treatment benefit in the setting of accelerated growth.

In January 2026, we announced topline results from Week 52 of COACH, the first Phase 2 clinical trial to evaluate combination therapy with once-weekly TransCon CNP (navepegritide) and once-weekly TransCon hGH (lonapegsomatropin) in children with achondroplasia. AGV exceeded the 97th percentile of average stature children and the improvement in achondroplasia-specific height Z-score indicated a tripling of efficacy compared to TransCon CNP monotherapy. Additionally, combination therapy demonstrated benefits beyond linear growth with improvements in body proportionality and arm span, aligning with the increase in linear growth. The combination therapy was generally well tolerated, with generally mild TEAEs, consistent with TransCon CNP and TransCon hGH monotherapies.

Strategic Collaborations and Investments

We also engage in strategic collaborations to further leverage our TransCon technologies in certain geographies and therapeutic areas with market-leading biopharmaceutical companies. These collaborations aim to make promising treatment options available to more patients and to further monetize both our TransCon technologies and our internal product candidates, particularly into therapeutic areas where we believe a partner may have more expertise, capability, and capital. In addition, we may choose to pursue a collaboration to develop and market our internal, wholly owned product candidates in geographic markets outside our core focus areas of the United States and Europe.

Novo Nordisk A/S

In November 2024, we entered into a research and development collaboration and license agreement with Novo Nordisk pursuant to which we granted Novo Nordisk an exclusive worldwide license to the TransCon technology platform to develop, manufacture and commercialize Novo Nordisk proprietary products (including Semaglutide) in metabolic diseases (including obesity and type 2 diabetes) and a product-by-product exclusive license in cardiovascular diseases.

The agreement included provisions requiring at least one TransCon Semaglutide product and at least one other TransCon technology-based product to be identified, developed and commercialized in metabolic diseases to maintain certain exclusivities in the field, with additional provisions for cardiovascular diseases. Under the terms of the agreement, Novo Nordisk also received exclusive rights to expand any resulting metabolic disease products into other therapeutic areas. The lead program in the collaboration is a once-monthly TransCon Semaglutide product candidate targeting obesity and type 2 diabetes.

In January 2025, we received an upfront payment of $100 million under the agreement.

In September 2026, we announced that we will regain the exclusive rights to develop, manufacture, and commercialize TransCon technology-based products in metabolic and cardiovascular diseases, including obesity. Additionally, under the terms of the agreement, following termination, all licenses granted to Novo Nordisk in metabolic and cardiovascular diseases, including for once-monthly TransCon Semaglutide, will revert to Ascendis, and neither party has any continuing financial obligations to the other.

Teijin Limited

In November 2023, we announced that we entered into an exclusive license agreement with Teijin for the further development and commercialization of TransCon hGH, TransCon PTH, and TransCon CNP for endocrinology rare disease in Japan. Under the terms of the agreement with Teijin, we received an upfront payment of $70 million, with additional development and regulatory milestones of up to $175 million, transfer pricing and commercial milestones. In addition, we are eligible to receive royalties on net sales in Japan, of up to a mid-20s percentage, varying by product.

In February 2026, Teijin announced that it had applied for manufacturing and marketing approval in Japan for lonapegsomatropin for the treatment of pediatric GHD to the Pharmaceuticals and Medical Devices Agency.

In November 2025, Teijin announced that YORVIPATH is commercially available for prescription.

VISEN Pharmaceuticals

In November 2018, we announced the formation of VISEN, a company established to develop and commercialize our endocrinology rare disease therapies in Greater China. In connection with the formation of VISEN, we granted VISEN exclusive rights to develop and commercialize certain product candidates based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH, and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to VISEN, we received 50.0% ownership of the outstanding shares of VISEN and concurrently with the rights we granted to VISEN, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in VISEN for an aggregate purchase price of $40 million in cash. In January 2021, we invested an additional $12.5 million in VISEN as part of VISEN’s $150 million Series B financing.

On March 20, 2025, VISEN announced the pricing of its initial public offering (“IPO”) on the Hong Kong Stock Exchange. The shares offered in the IPO were priced at HKD 68.80 per share and resulted in gross proceeds of HKD 783,288,000 (approximately USD 100 million) plus a potential greenshoe of up to HKD 117,489,760 (approximately USD 15 million). This amount was calculated before deducting underwriting discounts, commissions, and other offering expenses. The IPO closed on March 21, 2025, and VISEN’s shares began trading under the stock code 2561.HK. Ascendis Pharma holds 41,136,364 shares in VISEN. Following the IPO, we owned 39.2% in VISEN. The management and existing shareholders of VISEN, including Ascendis Pharma, have entered into customary lock-up agreements restricting the sale of VISEN shares for six months following the IPO; additionally, certain significant shareholders of VISEN, including Ascendis Pharma, are subject to an additional lock-up obligation during the period commencing on the date that is six months after the IPO and ending on the date that is 12 months after the IPO during which such shareholders may not sell shares of VISEN to an extent that would cause such shareholder to cease being a controlling shareholder of VISEN pursuant to applicable listing rules. As of December 31, 2025 and 2024, our ownership in VISEN was 39.2% and 43.9%, respectively. As of December 31, 2025, VISEN’s share price at the Hong Kong Stock Exchange was HK$32.80, reflecting the market value of our equity position of €147.5 million.

In October 2026, VISEN announced positive 182-week results from the Phase 3 PaTHway China trial of palopegteriparatide (TransCon PTH) in Chinese adults with hypoparathyroidism. VISEN reported at Week 182, 95.6% of patients achieved independence from conventional therapy, with sustained normalization of key biochemistries, improvements in renal function, including a mean eGFR increase of 13.6 mL/min/1.73 m² from baseline and sustained improvements in hypoparathyroidism-related symptoms and health-related quality of life. TransCon PTH was generally well tolerated, with no new safety signals identified. VISEN reported that the findings were consistent with those from our multinational Phase 3 PaTHway trial, further validating TransCon PTH's ability to replicate the systemic actions of endogenous PTH.

In July 2026, VISEN announced the commercial launch of lonapegsomatropin (TransCon hGH) in Mainland China.

In April 2026, VISEN announced that results from its briGHt Trial, the pivotal Phase 3 trial in China of once-weekly lonapegsomatropin (TransCon hGH) in pediatric patients with GHD, were published in Hormone Research in Paediatrics, the official journal of the European Society for Paediatric Endocrinology (“ESPE”). The briGHt Trial was a Phase 3, randomized, open-label, active-controlled trial conducted across 17 sites in China. VISEN reported that weekly lonapegsomatropin demonstrated non-inferiority and superiority over daily somatropin in annualized height velocity (“AHV”) among treatment-naïve Chinese children with GHD.

In January 2026, VISEN announced its biologics license application (“BLA”) for lonapegsomatropin (TransCon hGH) was approved by the National Medical Products Administration (“NMPA”) of China for the treatment of pediatric patients who have growth failure due to inadequate secretion of growth hormone in China.

In September 2025, VISEN announced that palopegteriparatide (TransCon PTH) was approved by the Hainan Medical Products Administration for clinical use in the Boao Lecheng Pilot Zone for the treatment of adults with chronic hypoparathyroidism.

In August 2024, VISEN announced topline data from the 26-week randomized, double-blind, placebo-controlled portion of the Phase 3 PaTHway China Trial of palopegteriparatide (TransCon PTH) in adults with chronic hypoparathyroidism. VISEN reported a statistically significant higher proportion of patients treated with palopegteriparatide achieved the primary multi-component endpoint compared to placebo. The primary multi-component endpoint was achieved by 77.6% of palopegteriparatide-treated patients (45 of 58), compared to 0.0% of patients (0 of 22) in the placebo group (p-value <0.0001). Results were consistent with those announced by us for our palopegteriparatide Phase 3 trial.

In November 2023, VISEN announced topline results from the Phase 2 ACcomplisH China Trial in children with achondroplasia aged 2 to 10 years. VISEN reported that patients dosed with TransCon CNP at the 100 μg CNP/kg/week showed significantly higher AGV than placebo at Week 52.

In November 2022, VISEN announced data from its pivotal Phase 3 study of TransCon hGH in children with GHD in China. VISEN reported that patients dosed with TransCon hGH demonstrated an AHV of 10.66 cm/year compared to 9.75 cm/year for daily hGH at 52 weeks (treatment difference of 0.91 cm/year with a 95% confidence interval: 0.37 – 1.45 cm/year, p=0.0010), reaching its primary objective, demonstrating that TransCon hGH is non-inferior to the daily hGH.

Market Opportunity in China

China is the second largest pharmaceutical market in the world after the United States and represents one of the fastest growing pharmaceutical markets worldwide. In recent years, the Chinese government has initiated a number of regulatory reforms that are expected to accelerate drug development, as well as drive growth and demand for new therapeutics in China. In addition to joining an international organization that standardizes regulations for clinical development, the NMPA has introduced initiatives such as fast track review for drugs for unmet medical needs and adopted new rules that streamline the drug approval process in China for global companies.

The purpose of our investment in VISEN is to support our strategy to extend our endocrinology rare disease portfolio globally and establish a presence in China in partnership with collaborators who have significant experience and knowledge of the biopharmaceutical opportunity in China.

Rights Agreements

Under three exclusive license agreements, each effective November 7, 2018, and as amended January 4, 2021, between us and VISEN (collectively, the “Rights Agreements”), VISEN must use diligent efforts to develop and commercialize licensed products in Greater China. Additionally, we and VISEN will conduct certain research and development activities allocated to the respective party under a research and technical development plan, and VISEN will reimburse us for costs of conducting such activities, including costs of our personnel committed to performing such activities in Greater China.

We entered into a clinical supply agreement with VISEN in 2018 to provide product supply for use in conducting clinical trials in Greater China. Additionally, during 2023, we entered into a commercial supply agreement governing commercial supply of licensed product (TransCon hGH) to VISEN on the terms and conditions set forth in the Rights Agreements. Further, in June 2025, we entered into a Commercial Supply Framework Agreement with VISEN regarding the supply of additional batches of licensed product (TransCon hGH) to VISEN.

Under the Rights Agreements, we agreed not to research, develop, or commercialize competing products in Greater China, and VISEN agreed not to grant certain rights under its interest in any inventions or intellectual property arising out of the activities conducted under the Rights Agreements to third-parties, in each case, under the terms and conditions specified in the Rights Agreements. We will have the right to exploit inventions and intellectual property arising out of the activities conducted under the Rights Agreements outside of Greater China. Additionally, we granted VISEN a right of first negotiation to develop and commercialize certain of our endocrinology products in Greater China.

The Rights Agreements continue in effect for as long as a valid claim of a licensed patent exists in Greater China. VISEN may terminate a Rights Agreement for convenience, for uncured material breach by us of a Rights Agreement and for our bankruptcy or insolvency-related events. We may terminate a Rights Agreement for certain specified material breaches thereof by VISEN, in the event VISEN undergoes a change of control in favor of a competitor, if VISEN challenges the validity of any of the licensed patents and for VISEN’s bankruptcy or insolvency-related events.

Eyconis, Inc.

In August 2026, Eyconis announced the initiation of OVERTURE, the company’s first-in-human Phase 1b/2a clinical trial of EYC-0305 in treatment-naïve patients with neovascular, or wet, age-related macular degeneration (AMD), with the first patients dosed in the study.

In January 2024, we announced the formation and launch with Frazier Life Sciences of Eyconis, a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that included Frazier, RA Capital Management, venBio, and HealthQuest Capital. We have granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and received an equity position in the newly formed company. In addition, we are eligible to receive development, regulatory, and sales milestone payments, plus single digit royalties on global net sales of commercialized products, if any. As of September 30, 2026, our ownership in Eyconis was 24% on a non-diluted basis.

Results of Operations

Financial Highlights (unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
(EUR’000)	2026	2025	Change	2026	2025	Change
Revenue	369,657	213,634	156,023	955,543	472,632	482,911
Revenue from commercial products	365,690	193,790	171,900	921,452	443,480	477,972
Gross profit	341,346	191,280	150,066	882,059	401,315	480,744
Operating expenses (1)	216,770	180,283	36,487	670,273	547,482	122,791
Operating profit/(loss)	124,576	10,997	113,579	369,853	(146,167)	516,020
Net profit/(loss) for the period	73,973	(60,989)	134,962	910,283	(194,472)	1,104,755
Diluted earnings/(loss) per share	1.08	(1.00)	2.08	13.63	(3.22)	16.85
Cash flows from/(used in) operating activities	188,793	2,153	186,640	462,754	(19,501)	482,255
(1)
Operating expenses comprise research and development expenses and selling, general and administrative expenses.

Compared to the three and nine months ended September 30, 2025, revenue for the three and nine months ended September 30, 2026, primarily benefited from the continued growth of YORVIPATH global sales. Operating profit for the three and nine months ended September 30, 2026, represented an improvement of €113.6 million and €516.0 million compared to the same period last year. This improvement reflected higher revenue and for the nine months ended September 30, 2026, the sale of the Rare Pediatric Disease Priority Review Voucher (“PRV”), partially offset by higher operating expenses associated with commercial expansion.

Foreign currency translation increased reported revenue by €4.7 million for the three months ended September 30, 2026 and decreased reported revenue by €17.8 million for the nine months ended September 30, 2026, compared to the same period last year. Similarly, foreign currency translation increased operating expenses by €1.6 million for the three months ended September 30, 2026, and decreased operating expenses by €14.6 million for the nine months ended September 30, 2026 , compared to the same period last year.

Net profit for the nine months ended September 30, 2026 was €910.3 million, compared to a net loss of €194.5 million for the same period last year. In addition to the positive development in operating profit, this development was primarily driven by a net income tax benefit of €615.0 million, primarily reflecting €679.6 million from the reversal of prior-period write-downs against deferred tax assets, recognized in the first quarter of 2026.

Cash flows from operating activities for the nine months ended September 30, 2026, represented an improvement of €482.3 million compared to the same period last year, primarily attributable to commercial revenue growth and net proceeds from sale of the PRV, partially offset by less favorable changes to working capital and higher interest and income taxes paid.

Total equity was €1,500.5 million as of September 30, 2026, compared to a deficit of €162.8 million as of December 31, 2025. In addition to net profit, this improvement includes the redemption of $575 million of outstanding 2.25% convertible notes in May, 2026. The conversion resulted in the settlement of the current liabilities of convertible notes to equity, comprising borrowings and derivative liabilities totaling €719.4 million as of the redemption date. The conversion had no impact on profit or loss.

Further details about our results of operations and cash flows are described in the following sections.

Comparison of the Three and Nine Months Ended September 30, 2026 and 2025 (unaudited)

Revenue

The following table summarizes our revenue for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,			Nine Months Ended September 30,
(EUR’000)	2026	2025	Change	2026	2025	Change
Revenue
Commercial products	365,690	193,790	171,900	921,452	443,480	477,972
Other revenue
Milestones	—	12,922	(12,922)	17,046	12,922	4,124
Licenses, services and clinical supply	3,967	6,922	(2,955)	17,045	16,230	815
Total revenue	369,657	213,634	156,023	955,543	472,632	482,911

Revenue from sale of commercial products was as follows:

	Three Months Ended September 30,			Nine Months Ended September 30,
(EUR’000)	2026	2025	Change	2026	2025	Change
Revenue from commercial products
YORVIPATH®	290,626	143,089	147,537	739,634	290,735	448,899
SKYTROFA®	59,424	50,701	8,723	158,595	152,745	5,850
YUVIWEL®	15,640	—	15,640	23,223	—	23,223
Total revenue from commercial products	365,690	193,790	171,900	921,452	443,480	477,972

Revenue from sales of commercial products for the three and nine months ended September 30, 2026 represented an increase of €171.9 million and €478.0 million, respectively, compared to the same period last year, primarily due to the continued growth of YORVIPATH global sales. In addition, revenue was positively impacted by the U.S. launch of YUVIWEL and increased sales of SKYTROFA in the U.S., offset by lower SKYTROFA collaboration revenue.

Cost of Sales

Cost of sales for the three and nine months ended September 30, 2026 was €28.3 million and €73.5 million, respectively, representing an increase of €6.0 million and €2.2 million, respectively, compared to the same period last year, primarily due to increased revenue in the U.S. offset by lower costs associated with collaboration revenue.

Research and Development Expenses

The following table specifies external project costs on the development pipeline and other research and development (“R&D”) expenses.

	Three Months Ended September 30,			Nine Months Ended September 30,
(EUR’000)	2026	2025	Change	2026	2025	Change
External project costs
Hypoparathyroidism	4,227	681	3,546	10,619	9,199	1,420
Growth Disorders	23,425	18,761	4,664	58,032	55,146	2,886
Oncology	1,855	7,438	(5,583)	6,412	28,689	(22,277)
Other project costs	850	543	307	2,766	1,881	885
Total external project costs	30,357	27,423	2,934	77,829	94,915	(17,086)
Other research and development expenses
Employee costs	32,091	35,242	(3,151)	106,291	109,961	(3,670)
Other external costs	4,997	2,369	2,628	13,461	10,538	2,923
Depreciation	2,480	1,845	635	7,276	6,002	1,274
Impairment	—	—	—	—	4,054	(4,054)
Total other research and development expenses	39,568	39,456	112	127,028	130,555	(3,527)
Total research and development expenses	69,925	66,879	3,046	204,857	225,470	(20,613)

R&D expenses for the three and nine months ended September 30, 2026 were €69.9 million and €204.9 million, representing an increase of €3.0 million and a decrease of €20.6 million, respectively, compared to the same period last year. This development was primarily due to increased clinical trial activities within the Endocrinology Rare Disease pipeline, offset by reduced clinical trial activities within Oncology. Further, the nine months ended September 30, 2026 included the reversal (income) of prior-period write-downs of €10.9 million related to pre-launch inventories for Growth Disorders due to the U.S. FDA approval of YUVIWEL.

Selling, General and Administrative Expenses

The following table specifies selling, general and administrative (“SG&A”) expenses:

	Three Months Ended September 30,			Nine Months Ended September 30,
(EUR’000)	2026	2025	Change	2026	2025	Change
Selling, general, and administrative expenses
Employee costs	63,961	51,519	12,442	190,635	152,735	37,900
External costs	81,178	60,168	21,010	269,998	160,311	109,687
Depreciation	1,706	1,717	(11)	4,783	5,512	(729)
Impairment	—	—	—	—	3,454	(3,454)
Total selling, general, and administrative expenses	146,845	113,404	33,441	465,416	322,012	143,404

SG&A expenses for the three and nine months ended September 30, 2026 were €146.8 million and €465.4 million, representing an increase of €33.4 million and €143.4 million, respectively, compared to the same period last year. This increase was primarily due to the continued commercial expansion, including global launch activities.

Finance Income and Expenses

The following table specifies the result of finance income and expenses, further disaggregated into cash and non-cash items:

	Three Months Ended September 30,			Nine Months Ended September 30,
(EUR’000)	2026	2025	Change	2026	2025	Change
Net finance income/(expenses)
Finance income	7,706	6,036	1,670	16,998	89,948	(72,950)
Finance expenses	(12,043)	(66,904)	54,861	(78,280)	(144,707)	66,427
Total net finance income/(expenses)	(4,337)	(60,868)	56,531	(61,282)	(54,759)	(6,523)
Specified in cash and non-cash items
Cash items
Finance income received	7,650	3,326	4,324	16,997	10,929	6,068
Finance expenses paid	(7,303)	(2,963)	(4,340)	(24,418)	(12,652)	(11,766)
Non-cash items
Remeasurement gain/(loss) of financial liabilities	—	(47,183)	47,183	(25,938)	(81,693)	55,755
Currency gain/(loss)	55	2,710	(2,655)	(5,374)	76,114	(81,488)
Amortization charges, accruals, and other items	(4,739)	(16,758)	12,019	(22,549)	(47,457)	24,908
Total net finance income/(expenses)	(4,337)	(60,868)	56,531	(61,282)	(54,759)	(6,523)
Interest expenses measured under the effective interest method, related to:
Convertible senior notes	—	(9,013)	9,013	(11,627)	(27,596)	15,969
Royalty funding liabilities	(10,080)	(9,703)	(377)	(29,913)	(29,686)	(227)
Lease liabilities	(1,725)	(973)	(752)	(5,180)	(2,671)	(2,509)

The development in non-cash items was primarily driven by remeasurement loss of financial liabilities and net currency losses for the nine months ended September 30, 2026, primarily driven by conversion of U.S. dollar denominated monetary positions into Euro, primarily cash and cash equivalents, convertible notes (redeemed May 6, 2026) and royalty funding liabilities. In addition, interest expenses were lower due to the redemption of all of the aggregate principal amount outstanding of our convertible notes on May 6, 2026, partly offset by higher interest paid under our royalty funding arrangements. Refer to Note 11, “Financial Assets and Liabilities” for further information about our convertible notes and royalty funding agreements.

Income Taxes

For the nine months ended September 30, 2026, net income tax benefit through the profit or loss was €615.0 million, primarily reflecting €679.6 million from the reversal of prior-period write-downs against deferred tax assets, recognized in the first quarter of 2026.

Liquidity and Capital Resources

Our liquidity and capital resources comprise cash and cash equivalents, which as of September 30, 2026, amounted to €964.4 million.

Our expenditures primarily relate to research and development activities and selling, general, and administrative activities to support our business, including our continued development of products and product candidates, the commercialization of our products, and expenses incurred in anticipation of potential future product launches. We manage our liquidity risk by maintaining adequate cash reserves. The risk of shortage of funds is monitored through the financial forecasting process to ensure sufficient funds are available to settle liabilities as they fall due.

Historically, we have funded our operations primarily through the issuance of preference shares, ordinary shares (including public offerings and exercise of warrants), convertible debt securities, payments to us made under collaboration agreements, and our royalty funding agreements. Including our initial public offering, since February 2015, we have completed public offerings that have provided aggregate net proceeds of $2,580.2 million (or €2,259.0 million at the time of the public offerings).

On May 6, 2026, the Company completed its previously announced optional redemption process in respect of all of the aggregate principal amount outstanding of its 2.25% convertible notes due 2028. Within the redemption period, all holders of the convertible notes surrendered their notes for conversion, whereupon the Company delivered 3,635,813 ordinary shares (following the exchange of all outstanding ADSs for ordinary shares on April 20, 2026), together with cash in lieu of fractional shares. Refer to Note 11, “Financial Assets and Liabilities” for further information about our convertible notes and royalty funding agreements.

During the nine months ended September 30, 2026, we repurchased an aggregate of 794,304 of our ordinary shares for a total consideration of $185.8 million under our share repurchase programs (the $120 million share repurchase program, announced on January 9, 2026, and the $400 million share repurchase program, announced on September 14, 2026). Subsequent to September 30, 2026, we repurchased 1,204,695 additional ordinary shares for approximately $273.4 million under the $400 million share repurchase program. Refer to Note 4, “Significant Events in the Reporting Period” and Note 10, “Treasury Shares” for further information.

For additional description of our cash requirements, public offerings, expense structure and commitments, refer to “Item 5B. Liquidity and Capital Resources,” set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 11, 2026.

Based on our current operating plan, we currently estimate that our existing cash and cash equivalents will be sufficient to fund our operations for at least twelve months from the date of this report. However, our operating plan and actual cash requirements may change as a result of many factors. For example, our future funding requirements will depend on many factors, including, but not limited to those described in “Item 3.D – Key Information—Risk Factors—Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements,” set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 11, 2026.

The following table summarizes our cash flows for the nine months ended September 30, 2026 and 2025:

	Nine Months Ended September 30,
(EUR’000)	2026	2025	Change
Cash flows from/(used in)
Operating activities	462,754	(19,501)	482,255
Investing activities	(11,708)	(5,094)	(6,614)
Financing activities	(121,426)	27,811	(149,237)
Net increase/(decrease) in cash and cash equivalents	329,620	3,216	326,404

Cash Flows from/(used in) Operating Activities

Cash flows from operating activities for the nine months ended September 30, 2026, were €462.8 million, representing an improvement of €482.3 million compared to the same period last year. This development primarily related to commercial revenue growth, and sale of the PRV of €158.1 million (net of transaction costs), partially offset by less favorable changes to working capital of €15.5 million which primarily related to the settlement of the upfront payment from our exclusive license agreement with Novo Nordisk of $100 million plus related indirect taxes in 2025.

Cash Flows from/(used in) Investing Activities

Cash flows used in investing activities for the nine months ended September 30, 2026, were €11.7 million, representing an increase of €6.6 million compared to the same period last year and was primarily attributable to leasehold improvements.

Cash Flows from/(used in) Financing Activities

Cash flows used in financing activities for the nine months ended September 30, 2026 were €121.4 million, representing an increase of €149.2 million compared to the same period last year, primarily reflecting €138.4 million higher share repurchases and €10.6 million in higher repayments of borrowings primarily related to our royalty funding agreements.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and we do not have any holdings in variable interest entities.

Qualitative Disclosures about Market Risk

Our activities expose us to financial risks of changes in foreign currency exchange rates, inflation rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks. Further, we are exposed to credit risk, equity risk and liquidity risk. For a description of our exposure to liquidity risks, including risks associated with the royalty funding liabilities and processes for managing these risks, please refer to “Liquidity and Capital Resources,” set forth above, and maturity analysis for non-derivative financial liabilities provided in Note 11, “Financial Assets and Liabilities.”

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar. While our reporting currency is the Euro, a substantial portion of our revenue and operating expenses is denominated in U.S. Dollars. In addition, our royalty funding liabilities are denominated in U.S. Dollars. We seek to minimize exchange rate risk by holding cash in the same currencies as our liabilities and expected future cash outflows.

Interest Rate Risk

Our indebtedness relates to royalty funding liabilities and lease liabilities. The interest rate on lease liabilities is fixed at the lease commencement date. Expected maturity for royalty funding liabilities is based on anticipated amount and timing of future revenue from sale of commercial products, and accordingly is not affected by changes in interest rates.

On May 6, 2026, we completed our previously announced optional redemption process in respect of all of the aggregate principal amount outstanding of our 2.25% convertible notes due 2028. Within the redemption period, all holders of the convertible notes surrendered their notes for conversion, whereupon we delivered 3,635,813 ordinary shares, together with cash in lieu of fractional shares.

The conversion resulted in the settlement of the current liabilities of convertible notes to equity, comprising borrowings and derivative liabilities totaling €719.4 million as of May 6, 2026. The conversion had no impact on profit or loss.

Credit Risk

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash, cash equivalents and marketable securities. Our investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities held. All material counterparties are considered creditworthy. While the concentration of credit risk may be significant, the credit risk for each counterparty is considered to be low. Our exposure to credit risk primarily relates to cash and cash equivalents. The credit risk on our bank deposits is limited because the counterparties holding significant deposits are banks with high credit ratings (minimum A3/A-) assigned by international credit-rating agencies.

We maintain the majority of our cash and cash equivalents in accounts with major financial institutions, and our deposits at these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position. The banks are reviewed on a regular basis and deposits may be transferred during the year to mitigate credit risk.

In order to mitigate the concentration of credit risks on bank deposits and to preserve capital, a portion of the bank deposits may be placed into marketable securities. Our investment policy, approved by the Board, only allows investment in marketable securities having investment grade credit-ratings, assigned by international credit-rating agencies. As of September 30, 2026, we do not hold marketable securities.

On each reporting date, we consider the risk of expected credit loss on bank deposits and marketable securities, if any, including the hypothetical impact arising from the probability of default, which is considered in conjunction with the expected loss caused by default by banks or securities with similar credit-ratings and attributes. In line with previous periods, this assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been recognized.